RUDDICK CORPORATION

2007 Annual Report



A&E
my harris

Eleven-Year Financial and Operating Summary

(dollars in thousands, except share and per share data)	2007	2006	2005	2004[1,2]	2003[1]	2002[1]	2001[1]	2000	1999[2]	1998	1997
Net Sales											
Harris Teeter	$ 3,299,377	$ 2,922,679	$ 2,644,976	$ 2,572,367	$ 2,431,632	$ 2,349,650	$ 2,416,799	$ 2,332,908	$ 2,273,156	$ 2,132,223	$ 1,931,212
American & Efird	339,831	343,177	319,679	296,230	293,107	294,548	326,491	359,183	361,133	365,184	378,723
Total Net Sales	$ 3,639,208	$ 3,265,856	$ 2,964,655	$ 2,868,597	$ 2,724,739	$ 2,644,198	$ 2,743,290	$ 2,692,091	$ 2,634,289	$ 2,497,407	$ 2,309,935
Operating Profit (Loss)											
Harris Teeter	$ 154,083	$ 127,637	$ 113,580	$ 104,406	$ 93,622	$ 88,773	$ 31,802	$ 59,146	$ 55,438	$ 52,126	$ 45,671
American & Efird	1,424	1,579	9,010	13,073	13,624	12,495	21,635	47,478	48,617	42,070	49,165
Corporate	(7,333)	(6,147)	(7,330)	(5,065)	(5,134)	(7,466)	(4,735)	(7,178)	(7,507)	(7,770)	(9,794)
Total Operating Profit	$ 148,174	$ 123,069	$ 115,260	$ 112,414	$ 102,112	$ 93,802	$ 48,702	$ 99,446	$ 96,548	$ 86,426	$ 85,042
Net Income (Loss)	$ 80,688	$ 72,336	$ 68,598	$ 64,659	$ 59,882	$ 51,983	$ (727)	$ 51,002	$ 50,714	$ 46,772	$ 47,731
Net Income (Loss) Per Share — Diluted	1.68	1.52	1.44	1.38	1.29	1.12	(0.02)	1.10	1.08	1.00	1.02
Common Dividend	0.44	0.44	0.44	0.40	0.36	0.36	0.36	0.36	0.33	0.32	0.32
Shareholders' Equity	$ 736,610	$ 670,517	$ 608,942	$ 549,710	$ 495,265	$ 457,688	$ 445,353	$ 473,005	$ 443,683	$ 410,725	$ 380,507
Percent Return on Beginning Equity	12.0%	11.9%	12.5%	13.1%	13.1%	11.7%	(0.2%)	11.5%	12.3%	12.3%	13.8%
Book Value Per Share	$ 15.31	$ 14.10	$ 12.82	$ 11.76	$ 10.71	$ 9.85	$ 9.61	$ 10.23	$ 9.55	$ 8.82	$ 8.17
Capital Expenditures											
Harris Teeter	$ 205,474	$ 210,336	$ 115,423	$ 83,941	$ 64,370	$ 66,591	$ 68,525	$ 98,973	$ 77,513	$ 75,082	$ 86,237
American & Efird	7,666	7,626	13,552	8,104	9,197	7,833	19,169	19,744	15,658	20,246	28,878
Corporate	6,763	574	25	47	14	4,692	27	38	3,766	145	184
Total Capital Expenditures	$ 219,903	$ 218,536	$ 129,000	$ 92,092	$ 73,581	$ 79,116	$ 87,721	$ 118,755	$ 96,937	$ 95,473	$ 115,299
Working Capital	$ 73,494	$ 98,119	$ 130,811	$ 187,971	$ 165,192	$ 165,911	$ 112,272	$ 138,091	$ 124,060	$ 87,333	$ 88,893
Total Assets	1,529,689	1,362,936	1,203,640	1,109,097	1,065,022	1,039,271	940,064	1,020,684	969,924	931,544	885,243
Long-Term Debt — Including Current Portion	264,392	237,731	163,445	166,287	189,095	185,892	157,113	227,940	198,961	191,931	190,494
Long-Term Debt as a Percent of Capital Employed	26.3%	26.0%	21.0%	23.0%	27.3%	28.5%	25.7%	32.1%	30.7%	31.6%	33.1%
Number of Employees	24,800	22,400	20,400	18,200	17,500	17,650	17,100	20,000	19,800	20,700	19,700
Common Shares Outstanding	48,127,252	47,557,894	47,488,979	46,730,758	46,223,233	46,454,188	46,319,696	46,220,876	46,451,240	46,554,591	46,599,301

1 Operating Profit, Net Income, Net Income Per Share — Diluted and related returns include the following exit and impairment charges and tax settlement, which have been previously disclosed in the Company's annual reports on Form 10-K:

Fiscal 2004: Exit and impairment charges at A&E of $384 ($238 after taxes).

Fiscal 2003: Exit and impairment charges at A&E of $580 ($360 after taxes, or $0.01 per diluted share).

Fiscal 2002: Exit and impairment credits at Harris Teeter of $710 ($431 after taxes, or $0.01 per diluted share) and exit and impairment charges at A&E of $7,823 ($4,825 after taxes, or $0.10 per diluted share).

Fiscal 2001: Exit and impairment charges at Harris Teeter of $45,035 ($27,370 after taxes, or $0.59 per diluted share), exit and impairment charges at A&E of $2,105 ($1,285 after taxes, or $0.03 per diluted share) and a tax settlement with the IRS for $20,000 ($0.43 per diluted share).

2 53-week year.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: September 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number: 1-6905

RUDDICK CORPORATION

(Exact name of registrant as specified in its charter)

North Carolina	56-0905940
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
301 S. Tryon St., Suite 1800, Charlotte, North Carolina	28202
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: **(704) 372-5404**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Stock	New York Stock Exchange, Inc.
Rights to Purchase Series A Junior Participating Additional Preferred Stock	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ___ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, April 1, 2007, was $1,138,390,000. The registrant has no non-voting stock.

As of November 21, 2007, the registrant had outstanding 48,343,163 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2008 Annual Meeting of Shareholders to be held on February 21, 2008, are incorporated by reference into Part III. (With the exception of those portions which are specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed or incorporated by reference as part of this report.)

RUDDICK CORPORATION
AND CONSOLIDATED SUBSIDIARIES

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007

TABLE OF CONTENTS

PART I

Item 1. *Business*

Ruddick Corporation (the "Company") is a holding company which, through its wholly-owned subsidiaries, is engaged in two primary businesses: Harris Teeter, Inc. ("Harris Teeter") currently operates a regional chain of supermarkets in seven southeastern states, and American & Efird, Inc. ("A&E") manufactures and distributes industrial sewing thread, embroidery thread and technical textiles on a global basis.

At September 30, 2007, the Company and its subsidiaries had total consolidated assets of $1,529,689,000 and had approximately 24,800 employees. The principal executive office of the Company is located at 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina, 28202.

Ruddick Corporation, which is incorporated under North Carolina law, was created in 1968 through the consolidation of the predecessor companies of A&E and Ruddick Investment Company. In 1969, the Company acquired Harris Teeter. Ruddick Investment Company is not classified as a separate operating component of the Company due to its limited operations and relative size to the consolidated group. Ruddick Investment Company manages venture capital holdings in a limited number of entities and has investments in various independently managed venture capital investment funds. For information regarding the Company's investments, see the Note entitled "Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 hereof.

The two primary businesses of the Company, together with financial information and competitive aspects of such businesses, are discussed separately below. For other information regarding industry segments, see the Note entitled "Industry Segment Information" of the Notes to Consolidated Financial Statements in Item 8 hereof.

The only foreign operations conducted by the Company are through A&E. Neither of the two primary businesses would be characterized as seasonal. The following analysis is based upon the Company's operating locations for the fiscal periods and year end (in thousands):

	2007	2006	2005
Net Sales for the Fiscal Year:			
Domestic United States	$3,454,198	$3,089,776	$2,796,321
Foreign Countries	185,010	176,080	168,334
	$3,639,208	$3,265,856	$2,964,655
Net Long-Lived Assets at Fiscal Year End:			
Domestic United States	$ 860,493	$ 726,128	$ 599,688
Foreign Countries	41,990	42,748	38,866
	$ 902,483	$ 768,876	$ 638,554

The Company employs sixteen people at its corporate headquarters, including two executive officers who formulate and implement overall corporate objectives and policies. The Company's employees perform functions in a number of areas including finance, accounting, internal audit, risk management, reporting, employee benefits and public and shareholder relations. The Company assists its subsidiaries in developing long-range goals, in strengthening management personnel and their operations and financing. Management of each subsidiary is responsible for implementing operating policies and reports to management of the Company.

Harris Teeter

As of September 30, 2007, Harris Teeter operated 164 supermarkets located in North Carolina (123), Virginia (26), South Carolina (9), Tennessee (3), Georgia (1), Florida (1) and Maryland (1). These supermarkets offer a full assortment of groceries, produce, meat and seafood, delicatessen items, bakery items, wines and non-food items such as health and beauty care, and floral. In addition, Harris Teeter operated pharmacies in 97 of their supermarkets as of September 30, 2007. Retail supermarket operations are supported by two company-owned distribution centers and one company-owned dairy production facility. Other than milk and ice cream produced by the company-owned facility, Harris Teeter purchases most of the products it sells, including its private label brands, from outside suppliers or directly from the manufacturers. Harris Teeter's sales constituted 91% of the Company's consolidated sales in fiscal 2007 (89% in both fiscal 2006 and fiscal 2005).

The supermarket industry is highly competitive. Harris Teeter competes with local, regional and national food chains along with independent merchants. In addition to the more traditional food stores, Harris Teeter also competes with discount retailers (including supercenters that carry a full line of food items), many of which are larger in terms of assets and sales. In the past several years, considerable consolidation of competitors has taken place in the supermarket industry which has reduced the number of local food chains and independent merchants. Additionally, some discount supercenter operators, such as Wal-Mart and Target, are continuing to expand and offer more items typically found in supermarket formats. As a result, Harris Teeter is likely to compete with more, larger food chains in its markets. Principal competitive factors include store location, price, service, convenience, cleanliness, product quality and product variety. No one customer or group of customers has a material effect upon the business of Harris Teeter.

As of September 30, 2007, Harris Teeter employed approximately 9,900 full-time and 11,200 part-time individuals, none of whom were represented by a union. Harris Teeter considers its employee relations to be good.

American & Efird, Inc.

A&E is one of the world's largest global manufacturers and distributors of industrial sewing thread, embroidery thread and technical textiles, produced from natural and synthetic fibers. Manufacturers of apparel, automotive materials, home furnishings, medical supplies and footwear rely on A&E industrial sewing thread to manufacture their products. A&E's primary products are industrial sewing thread, embroidery thread and technical textiles sold through its employed sales representatives, commissioned agents and distributors. A&E also distributes sewing supplies manufactured by other companies. A&E sales constituted 9% of the Company's consolidated sales in fiscal 2007 (11% in both fiscal 2006 and fiscal 2005).

A majority of A&E's sales are industrial thread for use in apparel products. The apparel market is made up of many categories servicing both genders and diverse age groups, including jeanswear, underwear, menswear, womenswear, outerwear, intimate apparel, workwear and childrenswear. A&E also manufactures industrial thread for use in a wide variety of non-apparel products including home furnishings, automotive, footwear, upholstered furniture, sporting goods, caps and hats, gloves, leather products, medical products and tea bag strings.

Headquartered in Mt. Holly, North Carolina, the company operated seven modern manufacturing facilities in North Carolina and seven distribution centers strategically located in the United States as of the fiscal year ended September 30, 2007. The manufacturing facilities have been designed for flexibility and efficiency to accommodate changing customer product demands.

A&E also has wholly-owned operations in Canada, China, Colombia, Costa Rica, El Salvador, England, Guatemala, Honduras, Hong Kong, Nicaragua, Italy, Mexico, Malaysia, The Netherlands, Turkey, Poland and Slovenia; majority-owned joint ventures in China (two), Dominican Republic and South Africa; minority interest in ventures with ongoing operations in Bangladesh, Brazil and Sri Lanka; and a 50% ownership interest in a joint venture in China. A&E's consolidated assets in these foreign operations total approximately $152 million. Management expects to continue to expand foreign production and distribution operations, through acquisitions, joint ventures or new start-up operations.

The domestic order backlog, believed to be firm, as of September 30, 2007, was approximately $11,576,000 versus $12,925,000 at the end of the preceding fiscal year. The international order backlog as of the end of fiscal 2007 was approximately $3,387,000 versus $1,271,000 at the end of the preceding fiscal year. The majority of the domestic and international order backlog was filled within five weeks of the fiscal 2007 year end. As of September 30, 2007, A&E had approximately 7,300 domestic and 7,300 international active customer accounts. In fiscal 2007, no single customer accounted for more than 4% of A&E's total net sales, and the ten largest customers accounted for approximately 15% of A&E's total net sales.

A&E purchases cotton from farmers and domestic cotton merchants. There is presently a sufficient supply of cotton worldwide and in the domestic market. Synthetic fibers are bought from the principal American synthetic fiber producers for domestic operations and from the principal Asian and American synthetic fiber producers for operations in China. There is currently an adequate supply of synthetic fiber for A&E's global operations.

A&E has two patents issued. There are no material licenses, franchises or concessions held by A&E. Research and development expenditures were $487,000, $445,000, and $438,000 in fiscal 2007, 2006 and 2005, respectively, none of which were sponsored by customers. Two full-time employees are currently engaged in this activity.

The industrial sewing thread industry is highly competitive. A&E is one of the world's largest manufacturers of industrial sewing threads and also manufactures and distributes consumer sewing thread, embroidery thread and technical textiles.

A&E competes globally with Coats plc as well as regional producers and merchants in various markets served by A&E. The key competitive factors are quality, service and price. A&E competes with a number of large, well-established companies, including Coats plc, in the industrial thread, embroidery thread and technical textile markets.

A&E and its consolidated subsidiaries employed approximately 3,700 individuals worldwide as of September 30, 2007. None of the domestic employees and an insignificant number of employees of foreign operations are represented by a union. A&E considers its employee relations to be good.

Available Information

The Company's Internet address is *www.ruddickcorp.com*. The Company makes available, free of charge, on or through its website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and beneficial ownership reports on Forms 3, 4, and 5 as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission.

Item 1A. ***Risk Factors***

This report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects," "anticipates," "believes," "estimates" and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. Readers of this report should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this report. The statements are representative only as of the date they are made, and we undertake no obligation to update any forward-looking statement.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. We face risks that are inherent in the businesses and the market places in which Harris Teeter and A&E operate. The following discussion sets forth certain risks and uncertainties that we believe could cause actual future results to differ materially from expected results. In addition to the factors discussed below, other factors that might cause our future financial performance to vary from that described in our forward-looking statements include: (i) changes in federal, state or local laws or regulations; (ii) cost and stability of energy sources; (iii) cost and availability of raw materials; (iv) management's ability to predict accurately the adequacy of the Company's present liquidity to meet future financial requirements; (v) continued solvency of any third parities on leases the Company has guaranteed; (vi) management's ability to predict the required contributions to the pension plans of the Company; (vii) changes in labor and employee benefit costs, such as increased health care and other insurance costs; (viii) ability to recruit, train and retain effective employees and management in both of the Company's subsidiaries; (ix) the extent and speed of successful execution of strategic initiatives; and (x) unexpected outcomes of any legal proceedings arising in the normal course of business of the Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and also could cause actual results to differ materially from those included, contemplated or implied by the forward-looking statements made in this report, and the reader should not consider any of the above list of factors and the following discussion to be a complete set of all potential risks or uncertainties.

Risks Related to Harris Teeter

The Supermarket Industry is Highly Competitive

The supermarket industry is characterized by narrow profit margins and competes on price, location and service. Harris Teeter faces increased competitive pressure in all of its markets from existing competitors and from the threatened entry by one or more major new competitors. The number and type of competitors faced by Harris Teeter vary by location and include: traditional grocery retailers (both national and regional), discount retailers such as "supercenters" and "club and warehouse stores," specialty supermarkets, drug stores, dollar stores, convenience stores and restaurants. In addition, certain Harris Teeter supermarkets also compete with local video stores, florists, book stores and pharmacies. Aggressive supercenter expansion, increasing fragmentation of retail formats, entry of non-traditional competitors and market consolidation have further contributed to an increasingly competitive marketplace.

Additionally, increasingly competitive markets have made it difficult generally for grocery store operators to achieve comparable store sales gains. Because sales growth has been difficult to attain, Harris Teeter's competitors have attempted to maintain market share through increased levels of promotional activities and discount pricing, creating a more difficult environment in which to achieve consistent sales gains. Some of Harris Teeter's competitors have greater financial resources and could use these resources to take measures which could adversely affect Harris Teeter's competitive position. Accordingly, Harris Teeter's business, financial condition or results of operations could be adversely affected by competitive factors, including product mix and pricing changes which may be made in response to competition from existing or new competitors.

Harris Teeter's Expansion Plans Are Subject to Risk.

Harris Teeter has spent, and intends to continue to spend, significant capital and management resources on the development and implementation of expansion and renovation plans. Harris Teeter's new store opening program has accelerated in recent years and involves expanding the company's Washington, D.C. metro market area which incorporates Northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. The successful implementation of Harris Teeter's renovation and expansion plans are subject to several factors including: the availability of new, suitable locations on reasonable commercial terms, or at all; the success of new stores, including those in new markets; management's ability to manage expansion, including the effect on sales at existing stores when a new store is opened nearby; the ability to secure any necessary financing; change in regional and national economic conditions; and increasing competition or changes in the competitive environment in Harris Teeter's markets.

Harris Teeter's new stores may initially operate at a loss, depending on factors such as prevailing competition and market position in the surrounding communities and the level of sales and profit margins in existing stores may not be duplicated in new stores. Pursuing a strategy of growth, renovation and expansion in light of current highly competitive industry conditions could lead to a near-term decline in earnings as a result of opening and operating a substantial number of new stores, particularly with respect to stores in markets where Harris Teeter does not have a significant presence. If Harris Teeter's expansion and renovation plans are unsuccessful, it could adversely affect Harris Teeter's cash flow, business and financial condition due to the significant amount of capital and management resources invested.

Food Safety Issues Could Result in a Loss of Consumer Confidence and Product Liability Claims

Harris Teeter could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. These concerns could cause shoppers to avoid purchasing certain products from Harris Teeter, or to seek alternative sources of supply for their food needs, even if the basis for the concern is not valid and/or is outside of the company's control. Adverse publicity about these types of concerns, whether or not valid, could discourage consumers from buying our products and any lost confidence on the part of our customers would be difficult and costly to reestablish. As such, any issue regarding the safety of any food items sold by Harris Teeter, regardless of the cause, could have a substantial and adverse effect on the company's operations.

Harris Teeter's Geographic Concentration May Expose it to Regional or Localized Downturns

Harris Teeter operates in the Southeastern United States, with a strong concentration in North Carolina, Virginia and South Carolina. As a result, Harris Teeter's business is more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, changes in the economy, weather conditions, demographics and population. Although the Southeast region has experienced economic and demographic growth over the past several years, a significant economic downturn in the region could have a material adverse effect on Harris Teeter's business, financial condition or results of operations.

The Ownership and Development of Real Estate May Subject Harris Teeter to Environmental Liability

Under applicable environmental laws, as an owner or developer of real estate, Harris Teeter may be responsible for remediation of environmental conditions that may be discovered and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to Harris Teeter supermarkets and other buildings and the land on which those building are situated, whether the properties are leased or owned, and whether such environmental conditions, if in existence, were created by Harris Teeter or by a prior owner or tenant. The discovery of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect Harris Teeter's ability to sell or rent real property or to borrow using real property as collateral. Liabilities or costs resulting from noncompliance with current or future applicable environmental laws or other claims relating to environmental matters could have a material adverse effect on Harris Teeter's business, financial condition or results of operations.

Risks Related to A&E

A&E Operates in a Competitive Global Industry

A&E competes on a global basis with a large number of manufacturers in the highly competitive sewing thread, embroidery thread and technical textile industries. Maintaining A&E's competitive position may require substantial investments in product development efforts, manufacturing facilities, distribution network and sales and marketing activities. Competitive pressures may also result in decreased demand for A&E's products or force A&E to lower its prices. Other generally adverse economic and industry conditions, including a decline in consumer demand for apparel products, could have a material adverse effect on A&E's business.

A&E may not Succeed at Integrating Its Acquisitions

In recent years, A&E has expanded its foreign production and distribution capacity by acquiring other manufacturers, entering into joint ventures or starting new businesses. Management expects A&E to continue this activity and expand foreign production and distribution operations through acquisitions, joint ventures or new start-up operations. The process of combining these acquisitions with A&E's existing businesses involves risks. A&E will face challenges in consolidating functions, integrating organizations, procedures, operations and product lines in a timely and efficient manner and retaining key personnel. Failure to successfully manage and integrate acquisitions, joint ventures or new start-up businesses could lead to the potential loss of customers, the potential loss of employees who may be vital to the new operations, the potential loss of business opportunities or other adverse consequences that could affect A&E's financial condition and results of operations. Even if integration occurs successfully, failure of future acquisitions to achieve levels of anticipated sales growth, profitability or productivity may adversely impact A&E's financial condition and results of operations. Additionally, expansions involving foreign markets may present other complexities that may require additional attention from members of management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on A&E's revenues, level of expenses and operating results.

A&E Has Substantial International Operations

In fiscal 2007, approximately 54% of A&E's net sales and a large portion of A&E's production occurred outside the United States, primarily in Europe, Latin America and Asia. A&E's corporate strategy includes the expansion and growth of its international business on a worldwide basis. As a result, A&E's operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, changing political conditions and governmental regulations. A&E's foreign operations also subjects A&E to the risks inherent in currency translations. A&E's global operations make it impossible to eliminate completely all foreign currency translation risks and its impact on A&E's financial results.

A&E Has Raw Material Price Volatility

The significant price volatility of many of A&E's raw materials may result in increased production costs, which A&E may not be able to pass on to its customers. A significant portion of the raw materials A&E uses in manufacturing thread and technical textiles are petroleum-based. The prices for petroleum and petroleum-related products are volatile. While A&E at times in the past has been able to increase product prices due to raw material increases, A&E generally is not able to immediately raise product prices and may be unable to completely pass on underlying cost increases to its customers. Additional raw material and energy cost increases that A&E is not able to fully pass on to customers or the loss of a large number of customers to competitors as a result of price increases could have a material adverse effect on its business, financial condition, results of operations or cash flows.

Other Risks

Our Self-Insurance Reserves are Subject to Variability and Unpredictable External Factors

As discussed in more detail below in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Self-insurance Reserves for Workers' Compensation, Healthcare and General Liability," the Company is primarily self-insured for most U.S. workers' compensation claims, healthcare claims and general liability and automotive liability losses. Accordingly, the Company determines the estimated reserve required for claims in each accounting period, which requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. The liabilities that have been recorded for these claims represent our best estimate of the ultimate obligations for reported claims plus those incurred but not reported. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, and changes in discount rates could all affect ultimate settlements of claims or the assumptions underlying our liability estimates, which could cause a material change for our self-insurance liability reserves and impact earnings.

The Company may Incur Increased Pension Expenses

The Company maintains certain retirement benefit plans for substantially all domestic full-time employees and a supplemental retirement benefit plan for certain selected officers of the Company and its subsidiaries, including a qualified pension plan which is a non-contributory, funded defined benefit plan and a non-qualified supplemental pension plan for executives which is an unfunded, defined benefit plan. The Company has frozen participation and benefit accruals under the Company-sponsored defined benefit plan effective September 30, 2005 for all participants, with certain transition benefits provided to those participants that have achieved specified age and service levels on December 31, 2005; however, at September 30, 2007, the Company's pension plans had accumulated benefit obligations in excess of the fair value of plan assets. The amount of any increase or decrease in our required contributions to our pension plans will depend on government regulation, returns on plan assets and actuarial assumptions regarding our future funding obligations. For more information, refer to the Note entitled "Employee Benefit Plans" of the Notes to Consolidated Financial Statements in Item 8 hereof.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

The executive office of the Company is located in a leased space of a downtown office tower at 301 S. Tryon Street, Suite 1800, Charlotte, North Carolina, 28202.

Harris Teeter owns its principal offices near Charlotte, North Carolina, a 517,000 square foot distribution facility east of Charlotte, a 913,000 square foot distribution facility in Greensboro, North Carolina, and a 90,500 square foot dairy processing plant in High Point, North Carolina. Both distribution facilities contain dry grocery warehousing space and refrigerated storage for perishable goods. In addition, the Greensboro facility has frozen goods storage and a single pick facility for health and beauty care products and other general merchandise. Harris Teeter operates its retail stores primarily from leased properties. As of September 30, 2007, Harris Teeter held title to the land and buildings of approximately 4% of its supermarkets. The remaining supermarkets are either leased in their entirety or the building is owned and situated on leased land. In addition, Harris Teeter holds interest in properties that are under development for store sites. In future years the proportion of store development and store ownership may increase. Harris Teeter's supermarkets range in size from approximately 16,000 square feet to 73,000 square feet, with an average size of approximately 46,000 square feet. The following table sets forth selected statistics with respect to Harris Teeter stores for each of the last three fiscal years:

	2007	2006	2005
Stores Open at Period End	164	152	145
Average Weekly Net Sales Per Store*	$ 402,982	$ 380,812	$ 358,699
Average Square Footage Per Store at Period End	46,197	44,535	43,060
Average Square Footage Per New Store Opened During Period	51,737	51,607	50,742
Total Square Footage at Period End	7,576,302	6,769,245	6,243,635

* Computed on the basis of aggregate sales of stores open for a full year.

A&E's principal offices, seven domestic manufacturing plants and one distribution center are all owned by A&E and are all located in North Carolina. Domestic manufacturing and related warehouse facilities have an aggregate of 1,778,027 square feet of floor space. A&E has a domestic dyeing production capacity of approximately 27,000,000 pounds per year. Capacities are based on 168 hours of operations per week. In addition, A&E leases six distribution centers scattered throughout its domestic markets with an aggregate of 184,935 square feet of floor space.

Through consolidated subsidiaries, A&E also owns eight international manufacturing and/or distribution facilities with an aggregate of 878,461 square feet of floor space. A&E also leases another 25 international manufacturing and/or distribution facilities with an aggregate of 623,545 square feet of floor space. The foreign consolidated subsidiaries engaged in manufacturing have a dyeing production capacity of approximately 27,460,000 pounds per year. Capacities are based on 168 hours of operations per week. In addition to its consolidated subsidiaries, A&E also has minority interests in various joint ventures and a 50% ownership interest in a joint venture in China.

The Company believes its facilities and those of its operating subsidiaries are adequate for its current operations and expected growth for the foreseeable future.

Item 3. ***Legal Proceedings***

The Company and its subsidiaries are involved in various legal matters from time to time in connection with their operations, including various lawsuits and patent and environmental matters. These matters considered in the aggregate have not had, nor does the Company expect them to have, a material effect on the Company's results of operations, financial position or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders***

Not applicable.

Item 4A. ***Executive Officers of the Registrant***

The following list contains the name, age, positions and offices held and period served in such positions or offices for each of the executive officers of the Registrant.

Thomas W. Dickson, age 52, is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and has been Chairman of the Board of Directors since March 2006 and President and principal executive officer since February 1997. Prior to that time, he served as Executive Vice President of the Company from February 1996 to February 1997. Prior to that time, from February 1994 to February 1996 he served as President of, and from February 1991 to February 1994 he served as Executive Vice President of, American & Efird, Inc.

John B. Woodlief, age 57, is the Vice President – Finance and Chief Financial Officer of the Company, and has been the Vice President – Finance and principal financial officer of the Company since November 1999. Prior to that time, he served as a partner in PricewaterhouseCoopers since 1998 and a partner in Price Waterhouse from 1985 to 1998. He served as Managing Partner of the Charlotte, North Carolina office of Price Waterhouse and PricewaterhouseCoopers from January of 1997 to June of 1999. He joined Price Waterhouse in 1972.

Frederick J. Morganthall, II, age 56, was elected President of Harris Teeter on October 30, 1997. Prior to that time, and beginning in October 1996, he served as Executive Vice President of Harris Teeter. He was also Harris Teeter's Senior Vice President of Operations from October 1995 to October 1996, Vice President of Operations from April 1994 to October 1995 and Vice President of Sales and Distribution from October 1992 to April 1994.

Fred A. Jackson, age 57, has been President of A&E since August 1996. Prior to that time, and beginning in January 1996, he served as Executive Vice President of A&E. He was also A&E's Senior Vice President - Industrial Thread Sales from October 1993 to January 1996.

The executive officers of the Company and its subsidiaries are elected annually by their respective Boards of Directors. Thomas W. Dickson is the son of R. Stuart Dickson and the nephew of Alan T. Dickson, each of whom are directors of the Company. No other executive officer has a family relationship as close as first cousin with any other executive officer or director or nominee for director.

PART II

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Information regarding the principal market for the Company's common stock (the "Common Stock"), number of shareholders of record, market price information per share of Common Stock and dividends declared per share of Common Stock for each quarterly period in fiscal 2007 and 2006 is set forth below.

The Common Stock is listed on the New York Stock Exchange. As of November 21, 2007, there were 4,890 holders of record of Common Stock.

Quarterly Information

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2007				
Dividend Per Share	$ 0.11	$ 0.11	$ 0.11	$ 0.11
Market Price Per Share				
High	28.91	30.50	32.39	37.28
Low	25.20	26.30	29.53	27.53
Fiscal 2006				
Dividend Per Share	$ 0.11	$ 0.11	$ 0.11	$ 0.11
Market Price Per Share				
High	23.94	24.75	24.83	26.50
Low	19.28	20.84	21.93	22.40

The Company expects to continue paying dividends on a quarterly basis which is at the discretion of the Board of Directors and subject to legal and contractual requirements. Information regarding restrictions on the ability of the Company to pay cash dividends is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity" in Item 7 hereof.

Equity Compensation Plan Information

The following table provides information as of September 30, 2007 regarding the number of shares of Common Stock that may be issued under the Company's equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (1)	Weighted-average exercise price of outstanding options, warrants and rights (b) (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	809,006	$ 16.01	1,894,940
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	809,006	$ 16.01	1,894,940

(1) Includes grants of 78,344 performance shares outstanding as of September 30, 2007. Excludes 105,316 shares of Common Stock that are deliverable in connection with the 105,316 stock units outstanding under the Ruddick Corporation Director Deferral Plan (the "Deferral Plan") that have been accumulated

in a rabbi trust for the purpose of funding distributions from the Deferral Plan. Does not include any shares of restricted stock that were outstanding as of September 30, 2007 since these shares are already outstanding and do not represent potential dilution. For more information on the Company's restricted stock and performance share grants, see the Note entitled "Stock Options and Stock Awards" of the Notes to Consolidated Financial Statements in Item 8 hereof.

(2) The weighted average exercise price does not take into account performance share awards or restricted stock units outstanding as of September 30, 2007.

Comparison of Total Cumulative Shareholder Return for Five-Year Period Ending September 30, 2007

The following graph presents a comparison of the yearly percentage change in the Company's cumulative total shareholders' return on Common Stock with the (i) Standard & Poor's 500 Index, (ii) Standard & Poor's Midcap 400 Index, (iii) Standard & Poor's Food Retail Index, and (iv) Standard & Poor's Apparel, Accessories & Luxury Goods Index for the five-year period ended September 30, 2007.

Comparison of Five-Year Cumulative Total Return*
Among Ruddick Corporation and Cetain Indices**



$300
$250
$200
$150
$100
$50
$0
9/02
9/03
9/04
9/05
9/06
9/07
Ruddick Corporation
S&P 500
S&P Midcap 400
S&P Food Retail
S&P Apparel, Accessories & Luxury Goods

	9/02	9/03	9/04	9/05	9/06	9/07
Ruddick Corporation	100.00	104.89	135.41	162.00	186.46	243.83
S&P 500	100.00	124.40	141.65	159.01	176.17	205.13
S&P Midcap 400	100.00	126.81	149.07	182.10	194.05	230.45
S&P Food Retail	100.00	105.47	98.87	124.03	128.74	146.43
S&P Apparel, Accessories & Luxury Goods	100.00	112.67	136.79	163.52	184.76	211.25

* $100 invested on 9/30/02 in stock or index, including reinvestment of dividends.

** The Company utilizes two indices, rather than a single index, for its peer group comparison: Standard & Poor's Food Retail Index and Standard & Poor's Apparel, Accessories & Luxury Goods Index. The Company believes that the separate presentation of these indices more accurately corresponds to the Company's primary lines of business.

Issuer Purchases of Equity Securities

The following table summarizes the Company's purchases of its common stock during the quarter ended September 30, 2007.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 2, 2007 to August 5, 2007	- 0 -	n.a.	- 0 -	3,072,069
August 6, 2007 to September 2, 2007	- 0 -	n.a.	- 0 -	3,072,069
September 3, 2007 to September 30, 2007	- 0 -	n.a.	- 0 -	3,072,069
Total	- 0 -	n.a.	- 0 -	3,072,069

(1) In February 1996, the Company announced the adoption of a stock buyback program, authorizing, at management's discretion, the Company to purchase and retire up to 4,639,989 shares, 10% of the then-outstanding shares of the Company's common stock, for the purpose of preventing dilution as a result of the operation of the Company's comprehensive stock option and awards plans. The stock purchases are effected from time to time pursuant to this authorization. As of September 30, 2007, the Company had purchased 1,567,920 shares under this authorization. No shares were purchased under this authorization during the quarter ended September 30, 2007. The stock purchase plan has no set expiration or termination date.

Item 6. *Selected Financial Data (dollars in thousands, except per share data)*

	2007	2006	2005	2004	2003
Net sales	$3,639,208	$3,265,856	$2,964,655	$2,868,597	$2,724,739
Operating profit	148,174	123,069	115,260	112,414	102,112
Net income	80,688	72,336	68,598	64,659	59,882
Net income per share					
Basic	1.69	1.53	1.45	1.39	1.29
Diluted	1.68	1.52	1.44	1.38	1.29
Dividend per share	0.44	0.44	0.44	0.40	0.36
Total assets	1,529,689	1,362,936	1,203,640	1,109,097	1,065,022
Long-term debt -- including current portion	264,392	237,731	163,445	166,287	189,095
Shareholders' equity	736,610	670,517	608,942	549,710	495,265
Book value per share	15.31	14.10	12.82	11.76	10.71

Note: The Company's fiscal year ends on the Sunday nearest to September 30. Fiscal years 2007, 2006, 2005 and 2003 includes the 52 weeks ended September 30, 2007, October 1, 2006, October 2, 2005 and September 28, 2003. Fiscal year 2004 includes the 53 weeks ended October 3, 2004.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements. We have based these forward-looking statements on our current plans, expectations and beliefs about future events. In light of the risks, uncertainties and assumptions discussed under Item 1A "Risk Factors" of this Annual Report on Form 10-K and other factors discussed in this section, there are risks that our actual experience will differ materially from the expectations and beliefs reflected in the forward-looking statements in this section and throughout this report. For more information regarding what constitutes a forward-looking statement, please refer to "Risk Factors" in Item 1A hereof.

Overview

The Company operates primarily in two business segments through two wholly owned subsidiaries: retail grocery (including real estate and store development activities) – Harris Teeter, and industrial sewing thread (textile primarily), including embroidery thread and technical textiles – American & Efird. Harris Teeter operates a regional chain of supermarkets in the Southeastern United States. American & Efird globally manufactures and distributes sewing thread for the apparel and other markets, embroidery thread and technical textiles. The Company evaluates the performance of its two businesses utilizing various measures which are based on operating profit.

During fiscal 2007, Harris Teeter's market environment continued to be highly competitive, characterized by competition from other traditional grocery retailers, as well as other competitors including, but not limited to, discount retailers such as "supercenters" and "club and warehouse store," specialty supermarkets and drug stores. Generally, the markets in the southeastern United States continued to experience new store opening activity and aggressive feature pricing by competitors. In response, Harris Teeter utilizes information gathered from various sources, including its Very Important Customer ("VIC") loyalty card program, and works with suppliers to deliver effective retail pricing and targeted promotional spending programs that drive customer traffic and create value for Harris Teeter customers. In addition, Harris Teeter differentiates itself from its competitors with its product assortment, variety and focus on customer service. These efforts have resulted in overall gains in market share within Harris Teeter's primary markets. As previously disclosed, Harris Teeter has accelerated its new store opening program that was initiated in fiscal 2005 with the purchase of six stores from Winn-Dixie. The accelerated new store activity has utilized the Company's excess cash, required borrowings under the Company's line of credit facility and resulted in higher pre-opening and incremental start-up costs. During fiscal 2007 Harris Teeter opened 19 new stores, as compared to 16 new stores and 10 new stores during fiscal 2006 and fiscal 2005, respectively.

Business conditions for A&E's customers in the textile and apparel industry remain challenging in the Americas due to the continued shift of apparel sourcing outside the Americas. Additionally, A&E continues to face increased operating costs and highly competitive pricing in its markets. In response, A&E has focused on strategic initiatives that enhance its global footprint and diversify its product lines. A&E has completed or continues to make good progress towards the integration and consolidation of the strategic investments made since late fiscal 2004, including its 2006 acquisition of TSP Tovarna Sukancev in Trakov d.d. ("TSP"). A&E also continues to make progress in China by expanding its sales and distribution capabilities to take advantage of the manufacturing capacity that has been acquired over the last few years. Sales of premium apparel and non-apparel threads continue to increase in China along with A&E's expanding customer base in this key market.

Results of Operations

Rental Costs Incurred during a Construction Period

On October 6, 2005, the FASB issued Staff Position ("FSP") FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The FSP generally applies to leases of land or pad leases, including "cold dark shells" where the Company assumes responsibility for store and site construction. Harris Teeter's construction period typically extends for six to nine months. Under this FSP, rental costs that are incurred during the construction period are recognized as rental expense. Prior to the beginning of the second quarter of fiscal 2006, the Company capitalized such costs during the construction period. As required by FAS 13-1, the Company ceased capitalization of construction period rents effective January 2, 2006. Although the guidance permits retrospective application to prior periods, the Company did not restate prior periods due to the relatively small percentage of land leases in those periods. Construction period rent required to be expensed as a non-cash charge is included with the pre-opening costs in the discussion of segment operations under the caption "Harris Teeter, Retail Grocery Segment" below.

Lease Accounting Correction

On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating lease-related accounting issues and their application under generally accepted accounting principles in the United States ("GAAP"). In light of this letter, the Company's management initiated a review of its lease accounting and determined that its then-current method of accounting for rent holidays required a revision to the Company's accounting policies. Historically, the Company recognized lease expense when the store opened on a level basis over the term of the lease. The Company now levels the lease expense from the date it takes "possession and control" of the property. The extended period includes the pre-opening construction or fixturing activity period that is considered rent holidays. Lease expense incurred during the construction period was previously capitalized as part of the store construction costs until the second quarter of fiscal 2006 (refer to discussion above).

As a result of this change, the Company recorded a non-cash cumulative charge of $2.9 million ($1.8 million after tax benefits) in the second quarter of fiscal 2005. The adjustment did not impact historical net cash flows nor the timing of the payments under the related leases. The revised lease accounting policy did not have a material effect on diluted earnings per share. Prior years' financial statements were not restated since the impact of this issue was immaterial to the Company's previously reported financial position, results of operations and cash flows.

Consolidated Overview

The following table sets forth the operating profit components by each of the Company's business segments and for the holding company ("Corporate") for the 52 weeks ended September 30, 2007 (fiscal 2007), October 1, 2006 (fiscal 2006), and October 2, 2005 (fiscal 2005). The table also sets forth each of the segment's net sales as a percent to total net sales, the net income components as a percent to total net sales and the percentage increase or decrease of such components over the prior year (in thousands):

	Fiscal 2007		Fiscal 2006		Fiscal 2005		% Inc. (Dec.)	
		% to Total		% to Total		% to Total	07 vs 06	06 vs 05
Net Sales								
Harris Teeter	$3,299,377	90.7	$2,922,679	89.5	$2,644,976	89.2	12.9	10.5
American & Efird	339,831	9.3	343,177	10.5	319,679	10.8	(1.0)	7.4
Total	$3,639,208	100.0	$3,265,856	100.0	$2,964,655	100.0	11.4	10.2
		% to Sales		% to Sales		% to Sales		
Gross Profit								
Harris Teeter	$1,021,739	28.07	$ 897,637	27.49	$ 787,847	26.57	13.8	13.9
American & Efird	74,608	2.05	74,285	2.27	78,218	2.64	0.4	(5.0)
Total	1,096,347	30.12	971,922	29.76	866,065	29.21	12.8	12.2
SG&A Expenses								
Harris Teeter	867,656	23.84	770,000	23.58	674,267	22.74	12.7	14.2
American & Efird	73,184	2.01	72,706	2.22	69,208	2.34	0.7	5.1
Corporate	7,333	0.20	6,147	0.19	7,330	0.25	19.3	(16.1)
Total	948,173	26.05	848,853	25.99	750,805	25.33	11.7	13.1

	Fiscal 2007	% to Sales	Fiscal 2006	% to Sales	Fiscal 2005	% to Sales	% Inc. (Dec.) 07 vs 06	06 vs 05
Operating Profit (Loss)								
Harris Teeter	154,083	4.23	127,637	3.91	113,580	3.83	20.7	12.4
American & Efird	1,424	0.04	1,579	0.05	9,010	0.30	(9.8)	(82.5)
Corporate	(7,333)	(0.20)	(6,147)	(0.19)	(7,330)	(0.25)	19.3	(16.1)
Total	148,174	4.07	123,069	3.77	115,260	3.88	20.4	6.8
Other Expense, net	17,683	0.48	9,672	0.30	7,702	0.26	82.8	25.6
Income Tax Expense	49,803	1.37	41,061	1.26	38,960	1.31	21.3	5.4
Net Income	$ 80,688	2.22	$ 72,336	2.21	$ 68,598	2.31	11.5	5.4

Consolidated net sales increased 11.4% in fiscal 2007 and 10.2% in fiscal 2006 when compared to prior years as a result of strong sales gains at Harris Teeter. The fiscal 2007 increase was partially offset by a sales decline at A&E. Over the past several years, A&E has pursued a global expansion strategy along with the diversification of their product lines. These actions have resulted in an increase in foreign sales; however, the percentage of foreign sales to consolidated net sales has declined during these periods as a result of the sales mix between the operating subsidiaries. Foreign sales for fiscal 2007 represented 5.1% of the consolidated sales of the Company, compared to 5.4% for fiscal 2006 and 5.7% for fiscal 2005. Refer to the discussion of segment operations under the captions "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

The increase in gross profit as a percent to sales for fiscal 2007 resulted primarily from improved gross profit margins at Harris Teeter, although A&E also realized improved gross profit as a percent to its sales for fiscal 2007. The gross profit margin increase for fiscal 2006 was driven by a gross profit margin improvement at Harris Teeter that was offset, in part, by a gross profit margin decline at A&E from fiscal 2005 to fiscal 2006. Refer to the discussion of segment operations under the captions "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

Selling, general & administrative ("SG&A") expenses as a percent to sales increased in fiscal 2007 and fiscal 2006 as a result of increased operating costs at both subsidiaries. The increased operating costs at the subsidiaries in fiscal 2006 were offset, in part, by lower operating expenses at Corporate. As previously disclosed, Corporate SG&A expenses for fiscal 2006 included income of $2.2 million for life insurance proceeds and a pre-tax charge of $1.5 million related to new Supplemental Executive Retirement Plans. Refer to the discussion of segment operations under the caption "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

Other expense, net includes interest expense, interest income, investment gains and losses, and minority interest. Net interest expense (interest expense less interest income) increased $3.9 million in fiscal 2007 over fiscal 2006 and $3.4 million in fiscal 2006 over fiscal 2005. The increase for both periods resulted from increased borrowings under the Company's credit facility, and lower interest income due to the utilization of the Company's temporary investment portfolio during fiscal 2006. Fiscal 2006 and fiscal 2005 include investment gains of $4.0 million and $2.2 million, respectively related to the sale of real estate investments held by Corporate.

The effective consolidated income tax rate for fiscal 2007 was 38.2% as compared to 36.2% for fiscal 2006 and fiscal 2005. The effective tax rates for fiscal 2006 and fiscal 2005 were lower primarily due to tax savings associated with non-taxable life insurance proceeds.

Net income after income taxes in fiscal 2007 was $80.7 million, or $1.68 per diluted share, as compared to $72.3 million, or $1.52 per diluted share in fiscal 2006 and $68.6 million, or $1.44 per diluted share in fiscal 2005.

Harris Teeter, Retail Grocery Segment

The following table sets forth the consolidated operating profit components for the Company's Harris Teeter supermarket subsidiary for fiscal years 2007, 2006, and 2005. The table also sets forth the percent to sales and the percentage increase or decrease over the prior year (in thousands):

	Fiscal 2007		Fiscal 2006		Fiscal 2005		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	07 vs 06	06 vs 05
Net Sales	$ 3,299,377	100.00	$ 2,922,679	100.00	$2,644,976	100.00	12.9	10.5
Cost of Sales	2,277,638	69.03	2,025,042	69.29	1,857,129	70.21	12.5	9.0
Gross Profit	1,021,739	30.97	897,637	30.71	787,847	29.79	13.8	13.9
SG&A Expenses	867,656	26.30	770,000	26.34	674,267	25.50	12.7	14.2
Operating Profit	$ 154,083	4.67	$ 127,637	4.37	$ 113,580	4.29	20.7	12.4

Sales increased 12.9% in fiscal 2007 over fiscal 2006 and 10.5% in fiscal 2006 over fiscal 2005 as a result of new store activity and comparable store sales gains. During fiscal 2007, the company opened 19 new stores (two of which were replacements) and closed 7 stores. During fiscal 2006 the company opened 16 new stores (three of which were replacements and 6 of which were acquired from Winn-Dixie in fiscal 2005) and closed or divested 9 stores, and during fiscal 2005 the company opened 10 new stores and closed 3 stores. The company did not open any replacement stores in fiscal 2005. The increase in sales from new stores exceeded the loss of sales from closed stores by $230.1 million in fiscal 2007, $199.4 million in fiscal 2006 and $55.5 million in fiscal 2005. Comparable store sales (see definition below) increased 4.87% ($136.4 million) for fiscal 2007 as compared to increases of 3.20% ($81.8 million) for fiscal 2006 and 3.00% ($73.5 million) for fiscal 2005. The increase in comparable store sales in fiscal 2007 was driven by higher customer counts and higher average transaction size and the increase in fiscal 2006 was driven by higher average transaction size. Comparable store sales are negatively impacted by the company's strategy of opening additional stores in its core markets that have proximity to existing stores. Management expects these close proximity stores, and any similar new additions in the foreseeable future, to have a strategic benefit of enabling Harris Teeter to capture sales and expand market share as the markets it serves continue to grow.

Harris Teeter considers its reporting of comparable store sales growth to be effective in determining core sales growth in times of changes in the number of stores in operation, their locations and their sizes. While there is no standard industry definition of "comparable store sales," Harris Teeter has been consistently applying the following definition. Comparable store sales are computed using corresponding calendar weeks to account for the occasional extra week included in a fiscal year. A new store must be in operation for 14 months before it enters into the calculation of comparable store sales. A closed store is removed from the calculation in the month in which its closure is announced. A new store opening within an approximate two-mile radius of an existing store with the intention of closing the existing store is included as a replacement store in the comparable store sales measurement as if it were the same store, but only if, in fact, the existing store is concurrently closed. Sales increases resulting from existing comparable stores that are expanded in size are included in the calculations of comparable store sales. Comparable store sales for fiscal 2005 was computed on a 52-week basis by subtracting one week of sales from the fiscal 2004 (a 53-week year) period.

Gross profit for fiscal 2007 and 2006 continued to improve as a result of changes in Harris Teeter's market mix and effective retail pricing and targeted promotional spending programs. Harris Teeter has also realized benefits from the continued emphasis the company places on distribution and store level productivity efforts, private label branding, assortment and product mix, in addition to volume increases and increased productivity in the dairy production facility.

SG&A expenses as a percent to sales for fiscal 2007 decreased from fiscal 2006, as a result of the leverage created through sales gains that apply against fixed costs. Fiscal 2006 SG&A expenses as a percent to sales increased from fiscal 2005, primarily as a result of increased new store pre-opening costs along with required reserves and other costs associated with store closings and other expenses incurred in connection with the 2005 Winn-Dixie store acquisition. Pre-Opening costs consist of pre-opening rent, labor and associated fringe benefits and recruiting and relocations costs incurred prior to a new store opening and amounted to $17.9 million (0.54% of sales) in fiscal 2007, $15.8 million (0.54% of sales) in fiscal 2006 and $3.3 million (0.13% of sales) in fiscal 2005. Costs associated with the 2005 Winn-Dixie store acquisition amounted to $2.3 million (0.08% of sales) in fiscal 2006. The sales increases along with continued emphasis on operational efficiencies and cost controls have provided the leverage to partially offset the incremental costs associated with the company's new store program (pre-opening costs and incremental start-up costs) and increased associate benefit costs, credit and debit card fees and occupancy costs. As previously disclosed, SG&A expense for fiscal 2005 included a charge of $2.9 million (0.11% to sales) for a lease accounting correction that related to rent holidays.

The improvements in operating profit as a percent to sales in each of fiscal 2007 and fiscal 2006 resulted from the sales and cost elements described above. The company continues to concentrate on its core markets, which management believes have greater potential for improved returns on investment in the foreseeable future. The company had 164 stores in operation at September 30, 2007, compared to 152 stores at October 1, 2006 and 145 stores at October 2, 2005.

American & Efird, Industrial Thread Segment

The following table sets forth the consolidated operating profit components for the Company's American & Efird textile subsidiary for fiscal years 2007, 2006 and 2005. The table also sets forth the percent to sales and the percentage increase or decrease over the prior year (in thousands):

	Fiscal 2007		Fiscal 2006		Fiscal 2005		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	07vs 06	06 vs 05
Net Sales	$339,831	100.00	$343,177	100.00	$319,679	100.00	(1.0)	7.4
Cost of Sales	265,223	78.05	268,892	78.35	241,461	75.53	(1.4)	11.4
Gross Profit	74,608	21.95	74,285	21.65	78,218	24.47	0.4	(5.0)
SG&A Expenses	73,184	21.53	72,706	21.19	69,208	21.65	0.6	5.1
Operating Profit	$ 1,424	0.42	$ 1,579	0.46	$ 9,010	2.82	(9.8)	(82.5)

Sales decreased 1.0% in fiscal 2007 from fiscal 2006 and increased 7.4% in fiscal 2006 from fiscal 2005. The fiscal 2007 sales decrease was partially offset by sales gains attributable to the fiscal 2006 acquisition of TSP and obtaining a majority ownership interest in two joint ventures in South Africa, resulting in the consolidation of those entities. Fiscal 2006 sales increases resulted from the expansion of A&E's global operations through the fiscal 2006 acquisitions and acquiring Jimei Spinning Company in the fourth quarter of fiscal 2005, Robison-Anton Textile Co. in the fourth quarter of fiscal 2005 and Ludlow Textiles Company, Inc. in the second quarter of fiscal 2005.

Foreign sales for fiscal 2007 accounted for approximately 54% of total A&E sales as compared to approximately 51% in fiscal 2006 and 53% in fiscal 2005. Foreign sales continue to be a significant factor of total A&E sales, as a result of the shifting global production of its customers and A&E's strategy of increasing its presence in such global markets. Management recognizes that a major challenge facing A&E is the geographic shift of its customer base and, as a result, the company will continue to pursue business acquisitions that will diversify its product lines and build upon its global footprint by way of joint ventures and other investments.

Gross profit as a percent to net sales increased in fiscal 2007 from fiscal 2006 primarily as a result of improved operating schedules in several of the company's foreign operations. The increase in fiscal 2007 was partially offset by $448,000 of severance costs associated with the consolidation of the operations of two of A&E's manufacturing facilities in Pennsylvania into A&E's North Carolina operations. The production from one North Carolina manufacturing facility was consolidated into the remaining North Carolina operations, but there were no layoffs as a result. Gross profit as a percent to sales decreased in fiscal 2006 from fiscal 2005, primarily as a result of weak manufacturing operating schedules for apparel related thread products in the Americas, costs incurred to integrate acquired businesses and $559,000 of severance costs recorded in fiscal 2006 for a voluntary early retirement program that was offered to certain U.S. associates. The shifting of apparel production from the Americas to Asia has continued and Management continues to focus on optimizing costs and manufacturing capacities through the integration of acquired businesses in its domestic and foreign operations.

SG&A expenses increased slightly in fiscal 2007 from fiscal 2006. During fiscal 2007, incremental costs associated with the integration of acquired businesses and other cost increases were offset, in part, by a gain realized from the disposal of assets utilized in A&E's U.S. operations. SG&A expenses for fiscal 2007 included $378,000 of severance and impairment costs associated with the consolidation of A&E's U.S. operations. SG&A expenses as a percent to sales in fiscal 2006 decreased from fiscal 2005 as a result of the leverage created through sales gains that apply against fixed costs. SG&A expenses for fiscal 2006 included $294,000 of severance costs for the voluntary early retirement program discussed above.

The decrease in A&E's operating profit for fiscal 2007 as compared to fiscal 2006 and fiscal 2005 resulted from a challenging retail apparel environment in may parts of the world and its impact on A&E's gross profit discussed above. A&E continued to realize increased sales and improved operating profits in its Asian operations during fiscal 2007 and fiscal 2006.

Outlook

Harris Teeter's improvement in operating performance over the last several years and financial position provides the flexibility to expand its store development program that includes new and replacement stores along with the remodeling and expansion of existing stores.Harris Teeter plans to open 15 new stores (2 of which will be replacements for existing stores) and complete 8 major remodels (5 of which will be expanded in size) during fiscal 2008. The new store opening program for fiscal 2008 is expected to result in a 9.1% increase in retail square footage as compared to an 11.9% increase in fiscal 2007. The annual number of new store openings planned for fiscal year 2009 and thereafter are expected to be similar to that of fiscal 2008. The Company routinely evaluates its existing store operations in regards to its overall business strategy and from time to time will close or divest older or underperforming stores.

Harris Teeter's new store program for fiscal 2008 calls for the continued expansion of its existing markets, including the Washington, D.C. metro market area which incorporates Northern Virginia, the District of Columbia, southern Maryland and coastal Delaware. Real estate development by its nature is both unpredictable and subject to external factors, including weather, construction schedules and costs. Any change in the amount and timing of new store development would impact the expected capital expenditures, sales and operating results.

The consistent execution of productivity initiatives implemented at under-performing stores, controls over waste, implementation of operating efficiencies that will offset the continued rising costs for health care and bank card fees, and effective merchandising strategies will dictate the pace at which Harris Teeter's margins could improve. Also, pre-opening and incremental start-up costs associated with the record number of new stores opened in fiscal 2007 and planned for fiscal 2008 could prove challenging. Promotional costs to drive sales in the presently intense competitive environment could negatively impact operating margins and net income in future periods. The intense competitive environment for supermarkets is expected to continue in the foreseeable future.

A&E has been able to diversify its customer base, product mix and geographical locations through acquisitions and joint venture agreements completed in recent years. In addition, A&E continues to increase its investment in China to support the rapidly growing apparel production in Asia. A&E will find it difficult to generate significant improvements in profitability in the absence of a more favorable retail environment. A&E management continues to focus on providing best-in-class service to its customers and expanding its product lines throughout A&E's global supply chain.

The Company's management is cautious in its expectations for fiscal 2008 given the complex factors currently impacting sales and costs at both subsidiaries. Further operating improvement will be dependent on the Company's ability to offset increased health care and incremental costs associated with Harris Teeter's new store program with additional operating efficiencies, and to effectively execute the Company's strategic expansion plans.

Capital Resources and Liquidity

The Company is a holding company which, through its wholly-owned operating subsidiaries, Harris Teeter and A&E, is engaged in the primary businesses of retail grocery and the manufacturing and distribution of industrial thread, technical textiles and embroidery thread, respectively. The Company has no material independent operations, nor material assets, other than the investments in its operating subsidiaries, as well as investments in certain fixed assets, cash equivalents and life insurance contracts to support corporate-wide operations and benefit programs. The Company provides a variety of services to its subsidiaries and is dependent upon income and upstream dividends from its operating subsidiaries. There are no restrictions on the subsidiary dividends, which have historically been determined as a percentage of net income of each subsidiary.

The Company's principal source of liquidity has been cash generated from operating activities and borrowings available under the Company's revolving credit facility. As of September 30, 2007 the Company had current liquidity (cash and cash equivalents) of $26.7 million compared to $29.2 million at October 1, 2006. During fiscal 2007, the net cash provided by operating activities was $212.6 million, compared to $159.7 million during fiscal 2006 and $146.4 million during fiscal 2005. Investing activities during fiscal 2007 required net cash of $204.8 million compared to $229.2 million during fiscal 2006 and $134.5 million during fiscal 2005. Increased capital spending during fiscal 2006 was partially offset by the liquidation of $12.9 million of temporary investments and was financed by cash provided by operating activities along with borrowings under the Company's revolving line of credit. Financing activity includes $21.1 million for the payment of dividends in fiscal 2007 compared to $20.9 million in fiscal 2006 and $20.8 million in fiscal 2005.

During fiscal 2007, consolidated capital expenditures totaled $219.9 million. Harris Teeter capital expenditures were $205.5 million in fiscal 2007 compared to $210.3 million in fiscal 2006 and $115.4 million in fiscal 2005. A&E's capital expenditures were $7.7 million during fiscal 2007 compared to $7.6 million in fiscal 2006 and $13.6 million in fiscal 2005. During fiscal 2007, Harris Teeter had a net return of $14.4 million ($24.2 million received from property investment sales and partnership distributions less $9.8 million additional investments) in connection with the development of certain of its new stores. Fiscal 2008 consolidated capital expenditures are planned to total approximately $214 million, consisting of $202 million for Harris Teeter and $12 million for A&E. Harris Teeter anticipates that its capital for new store growth and store remodels will be applied in its existing markets in fiscal 2008 as well as the foreseeable future. A&E expects to target further expansion of global operations. Such capital investment is expected to be financed by internally generated funds, liquid assets and borrowings under the Company's revolving line of credit.

On June 7, 2006, the Company and seven banks entered into a revolving line of credit ("Credit Agreement") that provides for financing up to $350 million, with an optional increase of up to $100 million with the consent of the lenders, through its termination date on June 7, 2011. The Credit Agreement also includes two annual extension options of one year each if granted by the banks. The amount which may be borrowed from time to time and the interest rate on any outstanding borrowings are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents, as set forth in the Credit Agreement. The more significant of the financial covenants which the Company must meet during the term of the Credit Agreement include a maximum leverage ratio and a minimum fixed charge coverage ratio. As of September 30, 2007, the Company was in compliance with all financial covenants of the Credit Agreement and $91.0 million of borrowings were outstanding under this facility. Issued letters of credit reduce the amount available for borrowings under the Credit Agreement and amounted to $23.2 million as of September 30, 2007. In addition to the $235.8 million of borrowings available under the Credit Agreement as of September 30, 2007, the Company has the capacity to borrow up to an aggregate amount of $41.6 million from two major U.S. life insurance companies utilizing certain insurance assets as collateral. In the normal course of business, the Company will continue to evaluate other financing opportunities based on the Company's needs and market conditions.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. Management believes that the limit on indebtedness does not significantly restrict the Company's ability to meet future liquidity requirements.

Contractual Obligations and Commercial Commitments

The Company has assumed various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements, such as debt and lease agreements. Management expects that cash provided by operations and other sources of liquidity, such as the Company's Credit Agreement, will be sufficient to meet these obligations on a short and long-term basis. The following table represents the scheduled maturities of the Company's contractual obligations as of September 30, 2007 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt [1]	$ 225,065	$ 8,263	$ 17,594	$ 98,699	$ 100,509
Operating Leases [1][2]	1,376,321	81,296	178,722	177,495	938,808
Capital Lease Obligations [1][2]	39,327	272	1,329	1,585	36,141
Purchase Obligations – Fixed Assets	72,991	70,991	2,000	—	—
Purchase Obligations – Inventory	787	787	—	—	—
Purchase Obligations – Service Contracts/Other	19,833	8,596	9,764	1,473	—
Other [3]	17,981	1,557	3,200	3,195	10,029
Total Contractual Cash Obligations	$1,752,305	$171,762	$212,609	$282,447	$1,085,487

(1) For a more detailed description of the obligations refer to the Notes entitled "Leases" and "Long-Term Debt" of the Notes to Consolidated Financial Statements in Item 8 hereof.

(2) Represents the minimum rents payable and includes leases associated with closed stores. The obligations related to the closed store leases are discussed below. Amounts are not offset by expected sublease income and do not include various contingent liabilities associated with assigned leases as discussed below.

(3) Represents the projected cash payments associated with certain deferred compensation contracts. The net present value of these obligations is recorded by the Company and included with other long-term liabilities in the Company's consolidated balance sheets.

In connection with the closing of certain store locations, Harris Teeter has assigned leases to several other merchants with recourse. These leases expire over the next 14 years, and the future minimum lease payments of approximately $66.9 million, in the aggregate, over that future period have been assumed by these merchants. In the highly unlikely event, in management's opinion based on the current operations and credit worthiness of the assignees, that all such contingent obligations would be payable by Harris Teeter, the approximate aggregate amounts due by year would be as follows: $9.2 million in fiscal 2008 (29 stores), $8.4 million in fiscal 2009 (28 stores), $7.4 million in fiscal 2010 (22 stores), $7.0 million in fiscal 2011 (18 stores), $6.4 million in fiscal 2012 (16 stores) and $28.5 million in aggregate during all remaining years thereafter.

The Company utilizes various standby letters of credit and bonds as required from time to time by certain programs, most significantly for self-insured programs such as workers compensation and various casualty insurance. These letters of credit and bonds do not represent additional obligations of the Company since the underlying liabilities are recorded as insurance reserves and included with other current liabilities on the

Company's consolidated balance sheets. In addition, the Company occasionally utilizes documentary letters of credit for the purchase of merchandise in the normal course of business. Issued and outstanding letters of credit totaled $23.2 million at September 30, 2007.

Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, results of operations or cash flows.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. Actual results could differ from those estimates. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

Management has identified the following accounting policies as the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, Harris Teeter receives allowances from vendors through a variety of programs and arrangements. Given the highly promotional nature of the retail supermarket industry, the allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Examples of such arrangements include, but are not limited to, promotional, markdown and rebate allowances; cooperative advertising funds; volume allowances; store opening discounts and support; and slotting, stocking and display allowances. The amount of such allowances may be determined on the basis of (1) a fixed dollar amount negotiated with the vendor, (2) an amount per unit purchased or as a percentage of total purchases from the vendor, or (3) amounts based on sales to the customer, number of stores, in-store displays or advertising. The proper recognition and timing of accounting for these items are significant to the reporting of the results of operations of the Company. The Company applies the authoritative guidance of SEC Staff Accounting Bulletin No. 104 ("SAB No. 104") – *Revenue Recognition*, Emerging Issues Task Force Issue No. 02-16 ("EITF 02-16") – *Accounting by a Customer (Including a Reseller) for Certain Considerations Received from a Vendor*, and other authoritative guidance as appropriate. Under SAB No. 104, revenue recognition requires, as a prerequisite, the completion of the earnings process and its realization or assurance of realizability. Vendor rebates, credits and other promotional allowances that relate to Harris Teeter's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is reasonably assured.

Harris Teeter's practices are in accordance with EITF 02-16 and are based on the premise that the accounting for these vendor allowances should follow the economic substance of the underlying transactions, which is evidenced by the agreement with the vendor as long as the allowance is distinguishable from the merchandise purchase. Consistent with this premise, Harris Teeter recognizes allowances when the purpose for which the vendor funds were intended and committed to be used has been fulfilled and a cost has been incurred by the retailer. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

There are numerous types of rebates and allowances in the retail industry. The Company's accounting practices with regard to some of the more typical arrangements are discussed as follows. Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company's stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement based on the estimated inventory turns of the merchandise to which the allowance applies. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise. Some of these typical vendor rebate, credit and promotional allowance arrangements require that the Company make assumptions and judgments regarding, for example, the likelihood of attaining specified levels of purchases or selling specified volumes of products, the duration of carrying a specified product and the estimation of inventory turns. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

Inventory Valuation

The inventories of the Company's operating subsidiaries are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. Foreign inventories and limited categories of domestic inventories are valued on the weighted average and on the first-in, first-out (FIFO) cost methods. LIFO assumes that the last costs in are the ones that should be used to measure the cost of goods sold, leaving the earlier costs residing in the ending inventory valuation. The Company uses the "link chain" method of computing dollar value LIFO whereby the base year values of beginning and ending inventories are determined using a cumulative price index. The Company generates an estimated internal index to "link" current costs to the original costs of the base years in which the company adopted LIFO. The Company's determination of the LIFO index is driven by the change in current year costs as well as the change in inventory quantities on hand. Under the LIFO valuation method at Harris Teeter, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates, including markups, markdowns, lost inventory (shrinkage) percentages and the purity and similarity of inventory sub-categories as to their relative inventory turns, gross margins and on hand quantities. These judgments and estimates significantly impact the ending inventory valuation at cost as well as gross margin. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying the inventory at the lower of cost or market. Management does not believe that the likelihood is significant that materially higher LIFO reserves are required given its current expectations of on-hand inventory quantities and costs.

The proper valuation of inventory also requires management to estimate the net realizable value of the Company's obsolete and slow-moving inventory at the end of each period. Management bases its net realizable values upon many factors including historical recovery rates, the aging of inventories on hand, the inventory movement of specific products and the current economic conditions. When management has determined inventory to be obsolete or slow moving, the inventory is reduced to its net realizable value by recording an obsolescence reserve. Given the Company's experiences in selling obsolete and slow-moving inventory, management believes that the amounts of the obsolescence reserves to the carrying values of its inventories are materially adequate.

With regard to the proper valuations of inventories, management reviews its judgments, assumptions and other relevant, significant factors on a routine basis and makes adjustments where the facts and circumstances dictate.

Self-insurance Reserves for Workers' Compensation, Healthcare and General Liability

The Company is primarily self-insured for most U.S. workers' compensation claims, healthcare claims and general liability and automotive liability losses. The Company has purchased insurance coverages in order to establish certain limits to its exposure on a per claim basis.

Actual U.S. workers' compensation claims, and general liability and automotive liability losses, are reported to the Company by third party administrators. The third party administrators also report initial estimates of related loss reserves. The open claims and initial loss reserves are subjected to examination by the Company's risk management and accounting management utilizing a consistent methodology which involves various assumptions, judgment and other factors. Such factors include but are not limited to the probability of settlement, the amount at which settlement can be achieved, the probable duration of the claim, the cost development pattern of the claim and the applicable cost development factor. The Company determines the estimated reserve required for U.S. worker compensation claims in each accounting period. This requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. Management estimates the ultimate cost for claims incurred based on actual claims, reviewed for the status and probabilities associated with potential settlement and then adjusts them by development factors from published insurance industry sources. In fiscal 2005, the Company began measuring the liabilities associated with claims for workers' compensation, general liability and automotive liability at Harris Teeter through the use of actuarial methods to project an estimate of ultimate cost for claims incurred. The estimated cost for claims incurred are discounted to present values using a discount rate representing a return on high-quality fixed income securities with an average maturity equal to the average payout of the related liability. Harris Teeter liabilities represent approximately 94% of the total Company self-insurance reserves for workers compensation, general liability and automotive liability claims. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate. Management does not believe the likelihood is significant that existing worker compensation claims, general liability claims and automotive liability claims will be settled for materially higher amounts than those accrued.

The variety of healthcare plans available to employees are primarily self-insured, although some locations have insured health maintenance organization plans. The Company records an accrual for the estimated amount of self-insured healthcare claims incurred by all participants but not yet reported (IBNR) by applying a development factor to the reported claims amount. The most significant factors which impact on the determination of the required accrual are the historical pattern of the timeliness of claims processing, changes in the nature or types of benefit plans, changes in the plan benefit designs, employer-employee cost sharing factors, and medical trends and inflation. These reserves are recorded based on historical experience and industry trends, which are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances. The Company believes that the total healthcare cost accruals are reasonable and adequate to cover future payments on pre-existing claims.

Impairment of Long-lived Assets and Closed Store Obligations

The Company assesses its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset. An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired. The fair value is estimated based on expected future cash flows.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier. Harris Teeter management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions. The actual cost of disposition for these leases is affected by specific real estate markets, inflation rates and general economic conditions and may differ significantly from those assumed and estimated.

Store closings generally are completed within one year after the decision to close. Adjustments to closed store liabilities primarily relate to changes in subtenants and actual costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. The Company constantly reviews the relevant, significant factors used in its estimates and makes adjustments where the facts and circumstances dictate.

Retirement Plans and Post-Retirement Benefit Plans

The Company maintains certain retirement benefit plans for substantially all domestic full-time employees and supplemental retirement benefit plans for certain selected directors and officers of the Company and its subsidiaries. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. The qualified pension plan is a non-contributory, funded defined benefit plan, while the non-qualified supplemental retirement benefit plans are unfunded, defined benefit plans. The Company's current funding policy for its qualified pension plan is to contribute annually the amount required by regulatory authorities to meet minimum funding requirements and an amount to increase the funding ratios over future years to a level determined by its actuaries to be effective in reducing the volatility of contributions.

The Company has certain deferred compensation arrangements which allow or allowed in prior years its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. The Company may also, from time to time, make discretionary annual contributions into the Director Deferral Plan on behalf of its outside directors. These plans are unfunded, except for a directors' compensation deferral plan and a flexible deferral plan for executives which utilize a rabbi trust to hold assets designated to pay the respective liabilities. For further disclosures regarding the Company's pension and deferred compensation plans, see the Note entitled "Employee Benefit Plans" of the Notes to Consolidated Financial Statements in Item 8 hereof.

The Company maintains a post-retirement healthcare plan for retirees whose sum of age and years of service equal at least 75 at retirement. The plan continues coverage from early retirement date until the earlier date of eligibility for Medicare or any other employer's medical plan. The Company requires that the retiree pay the estimated full cost of the coverage. The Company also provides a $5,000 post-retirement mortality benefit to a small number of retirees under a prior plan. The obligations and expenses associated with each of these benefit plans are not material.

The determination of the Company's obligation and expense for pension, deferred compensation and other post-retirement benefits is dependent on certain assumptions selected by management and used by the Company and its actuaries in calculating such amounts. The more significant of those assumptions applicable to the qualified pension plan include the discount rate, the expected long-term rate of return on plan assets, the rates of increase in future compensation and the rates of future employee turnover. Those assumptions also apply to determinations of the obligations and expense of the following plans, except as noted: (1) supplemental pension – no funded assets to be measured, and (2) deferred compensation arrangement and post-retirement mortality benefit – no funded assets to be measured and no dependency on future rates of compensation or turnover.

In accordance with generally accepted accounting principles, actual results that differ from management's assumptions are accumulated and amortized over future periods and, therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its selections of values for the various assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect pension and other post-retirement obligations and future expense.

Recent Accounting Standards

In June 2006, the FASB issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 becomes effective for the Company beginning in the first quarter of fiscal 2008. The Company has not finalized its assessment of the potential impact of adopting FIN No. 48, but currently it is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. This new standard becomes effective for the Company's 2009 fiscal year beginning on September 29, 2008. The Company continues to evaluate the impact of SFAS No. 157 on its consolidated financial statements, but at this time does not expect the potential impact of adopting this standard to have a material effect on the Company's financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115." SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. This new standard becomes effective for the Company's 2009 fiscal year beginning on September 29, 2008. The Company continues to evaluate the impact of SFAS No. 159 on its consolidated financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The Company is subject to interest rate risk on its fixed interest rate debt obligations. Generally, the fair value of debt with a fixed interest rate will increase as interest rates fall, and the fair value will decrease as interest rates rise. As of September 30, 2007, the Company had no significant foreign exchange exposure and no significant outstanding derivative transactions.

The table below presents principal cash flows and related weighted average interest rates by expected maturity dates for the Company's significant fixed interest rate debt obligations ($128.6 million of Senior Notes due at various dates through 2017):

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Fixed rate debt obligations....	$7,143	$7,143	$7,143	$7,142	$—	$ 100,000	$128,571	$146,136
Weighted average interest rate.	6.48%	6.48%	6.48%	6.48%	—	7.64%	7.38%	

For a more detail description of fair value, refer to the Note entitled "Financial Instruments" of the Notes to Consolidated Financial Statements in Item 8 hereof.

Item 8. ***Financial Statements and Supplementary Data***

RUDDICK CORPORATION
AND CONSOLIDATED SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruddick Corporation:

We have audited the accompanying consolidated balance sheets of Ruddick Corporation and subsidiaries (the Company) as of September 30, 2007 and October 1, 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule "valuation and qualifying accounts and reserves" for each of the years in the three-year period ended September 30, 2007. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2007 and October 1, 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2007, based on criteria established in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)," and our report dated November 28, 2007 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in the Summary of Significant Accounting Policies, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" effective October 3, 2005, and Financial Accounting Standards Board Staff Position 13-1, "Accounting for Rental Costs Incurred During a Construction Period" effective January 2, 2006. Additionally, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" as of September 30, 2007.

KPMG LLP

Charlotte, North Carolina
November 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruddick Corporation:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting that Ruddick Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of September 30, 2007, based on criteria established in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)." The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2007, is fairly stated, in all material respects, based on criteria established in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)." Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Ruddick Corporation and subsidiaries as of September 30, 2007 and October 1, 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2007, and our report dated November 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Charlotte, North Carolina
November 28, 2007

CONSOLIDATED BALANCE SHEETS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands)

	September 30, 2007	October 1, 2006
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 26,747	$ 29,188
Accounts Receivable, Net of Allowance For Doubtful Accounts of $3,962 and $3,719	92,998	88,582
Refundable Income Taxes	6,796	6,412
Inventories	295,662	265,703
Deferred Income Taxes	9,775	11,181
Prepaid Expenses and Other Current Assets	24,286	24,379
Total Current Assets	456,264	425,445
Property		
Land	27,358	27,802
Buildings and Improvements	219,701	193,666
Machinery and Equipment	872,705	796,591
Leasehold Improvements	518,056	425,143
Total, at Cost	1,637,820	1,443,202
Accumulated Depreciation and Amortization	770,184	719,217
Property, Net	867,636	723,985
Investments	100,736	106,942
Goodwill	8,169	8,169
Intangible Assets	27,617	32,678
Other Long-Term Assets	69,267	65,717
Total Assets	$ 1,529,689	$ 1,362,936
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes Payable	$ 11,694	$ 10,262
Current Portion of Long-Term Debt and Capital Lease Obligations	8,535	9,462
Accounts Payable	227,493	186,521
Accrued Compensation	57,352	47,434
Other Current Liabilities	77,696	73,647
Total Current Liabilities	382,770	327,326
Long-Term Debt and Capital Lease Obligations	255,857	228,269
Deferred Income Taxes	870	10,430
Pension Liabilities	64,162	50,745
Other Long-Term Liabilities	83,696	68,724
Minority Interest	5,724	6,925
Commitments and Contingencies	—	—
Shareholders' Equity		
Common Stock, no par value - Shares Outstanding: 2007 – 48,127,252; 2006 – 47,557,894	81,677	70,729
Retained Earnings	693,992	634,422
Accumulated Other Comprehensive Income (Loss), Net of Income Taxes	(39,059)	(34,634)
Total Shareholders' Equity	736,610	670,517
Total Liabilities and Shareholders' Equity	$ 1,529,689	$ 1,362,936

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands, except per share data)

	52 Weeks Ended September 30, 2007	52 Weeks Ended October 1, 2006	52 Weeks Ended October 2, 2005
Net Sales	**$3,639,208**	**$3,265,856**	**$2,964,655**
Cost of Sales	2,542,861	2,293,934	2,098,590
Selling, General and Administrative Expenses	948,173	848,853	750,805
Operating Profit	**148,174**	**123,069**	**115,260**
Interest Expense	17,654	14,125	12,950
Interest Income	(307)	(630)	(2,812)
Net Investment Gain	(228)	(4,447)	(3,388)
Minority Interest	564	624	952
Income Before Taxes	130,491	113,397	107,558
Income Tax Expense	49,803	41,061	38,960
Net Income	**$ 80,688**	**$ 72,336**	**$ 68,598**
Net Income Per Share:			
Basic	**$ 1.69**	**$ 1.53**	**$ 1.45**
Diluted	**$ 1.68**	**$ 1.52**	**$ 1.44**
Weighted Average Number of Shares of Common Stock Outstanding:			
Basic	**47,605**	**47,233**	**47,206**
Diluted	**48,139**	**47,687**	**47,730**

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands, except share and per share amounts)

	Common Stock Shares (No Par Value)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income
Balance at October 3, 2004	46,730,758	$56,634	$535,188	$(42,112)	$549,710	
Exercise of stock options, including tax benefits of $1,399	684,911	12,976	—	—	12,976	
Directors' stock plan	—	24	—	—	24	
Restricted Stock Awards	73,310	924	—	—	924	
Net earnings	—	—	68,598	—	68,598	$ 68,598
Dividends ($0.44 a share)	—	—	(20,833)	—	(20,833)	
Foreign currency translation adjustment (net of $52 for tax)	—	—	—	486	486	486
Pension liability adjustment (net of tax benefit of $2,157)	—	—	—	(2,943)	(2,943)	(2,943)
Balance at October 2, 2005	47,488,979	70,558	582,953	(44,569)	608,942	$ 66,141
Exercise of stock options, including tax benefits of $914	313,814	5,597	—	—	5,597	
Directors' stock plan	—	2	—	—	2	
Share-Based Compensation	153,692	2,545	—	—	2,545	
Shares effectively purchased and retired for withholding taxes	(3,591)	(74)	—	—	(74)	
Shares purchased and retired	(395,000)	(7,899)	—	—	(7,899)	
Net earnings	—	—	72,336	—	72,336	$ 72,336
Dividends ($0. 44 a share)	—	—	(20,867)	—	(20,867)	
Foreign currency translation adjustment (net of $216 for tax)	—	—	—	1,301	1,301	1,301
Pension liability adjustment (net of $5,668 for tax)	—	—	—	8,634	8,634	8,634
Balance at October 1, 2006	47,557,894	70,729	634,422	(34,634)	670,517	$ 82,271
Exercise of stock options, including tax benefits of $1,820	400,262	7,531	—	—	7,531	
Directors' stock plan	—	1	—	—	1	
Share-Based Compensation	184,365	3,853	—	—	3,853	
Shares effectively purchased and retired for withholding taxes	(15,269)	(437)	—	—	(437)	
Net earnings	—	—	80,688	—	80,688	$ 80,688
Dividends ($0.44 a share)	—	—	(21,118)	—	(21,118)	
Foreign currency translation adjustment (net of $298 for tax)	—	—	—	3,617	3,617	3,617
Pension liability adjustment (net of $10,774 for tax)	—	—	—	16,881	16,881	16,881
Impact of SFAS 158 Adoption (net of tax benefit of $16,072)	—	—	—	(24,923)	(24,923)	—
Balance at September 30, 2007	48,127,252	$81,677	$693,992	$(39,059)	$736,610	$101,186

See Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands)

	52 Weeks Ended September 30, 2007	52 Weeks Ended October 1, 2006	52 Weeks Ended October 2, 2005
CASH FLOW FROM OPERATING ACTIVITIES:			
Net Income	$ 80,688	$ 72,336	$ 68,598
Non-Cash Items Included in Net Income:			
Depreciation and Amortization	100,798	88,910	77,856
Deferred Taxes	(3,108)	(8,353)	(9,528)
Net Gain on Property Sales	(2,432)	(1,811)	(2,300)
Impairment Losses	618	2,603	2,500
Share-Based Compensation	3,853	2,471	924
Other, Net	(2,649)	2,067	(2,614)
Changes in Operating Accounts Providing (Utilizing) Cash:			
Accounts Receivable	(2,588)	(7,804)	(8,177)
Inventories	(28,213)	(15,840)	(16,541)
Prepaid Expenses and Other Current Assets	303	(1,717)	(1,253)
Accounts Payable	40,132	20,520	19,688
Other Current Liabilities	13,054	7,045	8,740
Other Long-Term Operating Accounts	11,662	(1,689)	8,291
Other, Net	500	1,000	200
Net Cash Provided by Operating Activities	212,618	159,738	146,384
INVESTING ACTIVITIES:			
Capital Expenditures	(219,903)	(218,536)	(129,000)
Purchase of Other Investments	(9,835)	(47,771)	(53,532)
Acquired Favorable Leases	—	(1,695)	(15,340)
Cash Proceeds from Sale of Property and Partnership Distributions	27,546	28,477	20,049
Proceeds from Sale of Temporary Investments	—	16,859	131,549
Purchase of Temporary Investments	—	(3,930)	(84,007)
Company-Owned Life Insurance, Net	(1,881)	191	(4,162)
Other, Net	(735)	(2,797)	(68)
Net Cash Used in Investing Activities	(204,808)	(229,202)	(134,511)
FINANCING ACTIVITIES:			
Net Proceeds from (Payments on) Short-Term Debt Borrowings	750	(812)	6,892
Net Proceeds from Revolver Borrowings	10,200	80,800	—
Proceeds from Long-Term Borrowings	319	2,639	—
Payments on Long-Term Debt and Capital Leases	(8,387)	(9,447)	(8,242)
Dividends Paid	(21,118)	(20,867)	(20,833)
Proceeds from Stock Issued	5,711	4,683	11,577
Share-Based Compensation Tax Benefits	1,820	914	1,399
Purchase and Retirement of Common Stock	—	(7,899)	—
Other, Net	(210)	(544)	(60)
Net Cash (Used in) Provided by Financing Activities	(10,915)	49,467	(9,267)
(Decrease) Increase in Cash and Cash Equivalents	(3,105)	(19,997)	2,606
Effect of Foreign Currency Fluctuations on Cash	664	—	—
Cash and Cash Equivalents at Beginning of Year	29,188	49,185	46,579
Cash and Cash Equivalents at End of Year	$ 26,747	$ 29,188	$ 49,185

See Notes to Consolidated Financial Statements

RUDDICK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Ruddick Corporation and subsidiaries, including its wholly owned operating companies, Harris Teeter, Inc. and American & Efird, Inc., collectively referred to herein as the Company. All material intercompany amounts have been eliminated. To the extent that non-affiliated parties held minority equity investments in joint ventures of the Company, such investments are classified as minority interest.

The Company reviews its investments in entities to determine if such entities are deemed to be variable interest entities (VIE's) as defined by FIN 46 and FIN 46-R. The Company will consolidate those VIE's in which the Company is the primary beneficiary of the entity. As of the fiscal year ended on September 30, 2007, the Company concluded that it does not have any VIE's that required consolidation.

Fiscal Year

The Company's fiscal year ends on the Sunday nearest to September 30. However, the Company's Harris Teeter subsidiary's fiscal periods end on the Tuesday following the Company's fiscal period end. Fiscal years 2007, 2006 and 2005 include the 52 weeks ended September 30, 2007 (October 2, 2007 for Harris Teeter), October 1, 2006 (October 3, 2006 for Harris Teeter) and October 2, 2005 (October 4, 2005 for Harris Teeter), respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three months or less to be cash equivalents.

Temporary Investments

The Company has historically invested in various municipal and tax-exempt bonds and other similar investments in order to enhance its return on excess cash. The Company selected specific investments based on certain criteria, which include, but are not limited to, suitable liquidity and credit quality requirements.

Inventories

The Company's inventories are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. Foreign inventories and limited categories of domestic inventories are valued on the weighted average and on the first-in, first-out (FIFO) cost methods. Under the LIFO valuation method at Harris Teeter, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. LIFO indices are developed approximately one month prior to year end except for inventory held at Harris Teeter's distribution facilities which are developed at year end. The annual LIFO measurement is achieved by applying the indices to the actual inventory on hand as of year end.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, Harris Teeter receives allowances from vendors through a variety of programs and arrangements. These allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Vendor rebates, credits and other promotional allowances that relate to Harris Teeter's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is reasonably assured.

Harris Teeter recognizes allowances when the purpose for which the vendor funds were intended and committed to be used has been fulfilled and a cost has been incurred by the retailer. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company's stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise.

Property and Depreciation

Property is recorded at cost and is depreciated, using principally the straight-line method, over the following useful lives:

Land improvements	10-40 years
Buildings	15-40 years
Machinery and equipment	3-15 years

Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts with gains or losses on disposal being added to or deducted from income. Property categories include $57,889,000 and $72,765,000 of accumulated costs for construction in progress at September 30, 2007 and October 1, 2006, respectively.

Impairment of Long-lived Assets and Closed Store Obligations

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Impairment of Long-Lived Assets," the Company assesses its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset. An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired, and recorded as an offset to the asset value. The fair value is estimated based on expected future cash flows or third party valuations, if available.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier. Harris Teeter management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions.

Investments

The Company's Harris Teeter subsidiary invests in certain real estate development projects, with a managing partner or partners, in which Harris Teeter either operates or plans to operate a supermarket. American & Efird has investments in various non-consolidated foreign entities in which they hold a minority interest and a 50% ownership interest in a joint venture in China. These investments, depending on the state of development, are accounted for either under the equity method of accounting or at cost. The Company continues to hold certain equity investments in a few emerging growth companies as a result of investments made in certain venture capital funds during prior years. Real estate and other investments are carried at the lower of cost or market and are periodically reviewed for potential impairment in accordance SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

Goodwill and Other Intangibles

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and certain other intangibles with indefinite lives are no longer amortized, but instead are tested for impairment at least annually, or more frequently, if circumstances indicate a potential impairment. Intangible assets with finite, measurable lives continue to be amortized over their respective useful lives until they reach their estimated residual values, and are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Self-Insurance

The Company is self-insured for most U.S. workers' compensation claims, healthcare claims, and general liability and automotive liability losses. The Company has purchased insurance coverage in order to establish certain limits to its exposure on a per claim basis. The Company determines the estimated reserve required for

U.S. worker compensation claims, general liability and automotive liability by first analyzing the costs of claims incurred and then adjusts such estimates by development factors from published insurance industry sources. The Company measures the cost associated with workers' compensation claims, and general liability and automotive liability losses at Harris Teeter based upon a projection of the ultimate cost for claims incurred. The estimated total expected costs of claims includes an estimate for claims incurred but not reported (IBNR) and is discounted to present values using a discount rate representing a return on high-quality fixed income securities with an average maturity equal to the average payout of the related liability.

The Company records an accrual for the estimated amount of self-insured healthcare IBNR claims. These reserves are recorded based on historical experience and industry trends, which are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Deferred Rent

The Company recognizes rent holidays, including the period of time the Company has access prior to the store opening, which typically includes construction and fixturing activity, and rent escalations on a straight-line basis over the term of the lease. The deferred rent amount is included in Other Long-Term Liabilities on the Company's Consolidated Balance Sheets. In accordance with Financial Accounting Standards Board Staff Position 13-1, "Accounting for Rental Costs Incurred during a Construction Period," the Company began expensing construction period rent as incurred as of the beginning of the second quarter of fiscal 2006.

Derivatives

The Company does not enter into derivative financial instruments for trading purposes. Derivative instruments (including certain derivative instruments embedded in other contracts) entered into in the normal course of business were not significant during any of the periods presented.

Revenue Recognition

The Company recognizes revenue from retail operations at the point of sale to its customers and from manufacturing operations at the point of shipment to its customers, based on shipping terms.

Cost of Sales

The major components of cost of sales in the retail supermarket segment are (a) the cost of products sold determined under the Retail Inventory Method (see "Inventories" above) reduced by purchase cash discounts and vendor purchase allowances and rebates, (b) the cost of various sales promotional activities reduced by vendor promotional allowances, and reduced by cooperative advertising allowances to the extent an advertising allowance exceeds the cost of the advertising, (c) the cost of product waste, including, but not limited to, physical waste and theft, (d) the cost of product distribution, including warehousing, freight and delivery, and (e) any charges, or credits, associated with LIFO reserves and reserves for obsolete and slow moving inventories. Additionally, the costs of production of product sold by the dairy operation to outsiders are included in cost of sales in the period in which the sales are recognized in revenues.

The major components of cost of sales in the textile manufacturing and distribution segment are (a) the materials and supplies, labor costs and overhead costs associated with the manufactured products sold, (b) the purchased cost of products bought for resale, (c) any charges, or credits, associated with LIFO reserves and reserves for obsolete and slow moving inventories, (d) the freight costs incurred to deliver the products to the customer from the point of sale, and (e) all other costs required to be classified as cost of sales under authoritative accounting pronouncements.

Selling, General and Administrative Expenses

The major components of selling, general and administrative expenses in the retail supermarket segment are (a) the costs associated with store operations, including store labor and training, fringe benefits and incentive compensation, supplies and maintenance, regional and district management and store support, store rent and other occupancy costs, property management and similar costs, (b) advertising costs, (c) shipping and handling costs, excluding freight, warehousing and distribution costs, (d) merchandising and purchasing department staffing, supplies and associated costs, (e) customer service and support, and (f) the costs of maintaining general and administrative support functions, including, but not limited to, personnel administration, finance and accounting, treasury, credit, information systems, marketing, and environmental, health and safety, based on appropriate classification under generally accepted accounting principles.

The major components of selling, general and administrative expenses in the textile manufacturing and distribution segment are (a) the costs of maintaining a sales force, including compensation, incentive compensation, benefits, office and occupancy costs, travel and all other costs of the sales force, (b) shipping and handling costs, excluding freight, (c) the costs of advertising, customer service, sales support and other similar costs, and (d) the costs of maintaining general and administrative support functions, including, but not limited to, personnel administration, finance and accounting, treasury, credit, information systems, training, marketing, and environmental, health and safety, to the extent that such overhead activities are not allocable to indirect manufacturing costs in cost of sales under generally accepted accounting principles.

The major components of selling, general and administrative expenses in the corporate segment are (a) the costs associated with a portion of compensation and benefits of holding company employees, and (b) certain other costs that are not related to the operating companies.

Advertising

Costs incurred to produce media advertising are expensed in the period in which the advertising first takes place. All other advertising costs are also expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred and amounted to $1,635,000, $1,745,000 and $1,464,000 in fiscal 2007, 2006 and 2005, respectively. Net advertising expenses of $24,486,000, $23,311,000, and $22,906,000 were included in the Company's results of operations for fiscal 2007, 2006 and 2005, respectively.

Foreign Currency

Assets and liabilities of foreign operations (if applicable) are translated at the current exchange rates as of the end of the accounting period, and revenues and expenses are translated using average exchange rates. The resulting translation adjustments are net of income taxes and accumulated as a component of other comprehensive income in shareholders' equity.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Tax credits are recorded as a reduction of income taxes in the years in which they are generated. Deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established for deferred tax assets for which realization is not reasonably assured.

Earnings Per Share ("EPS")

Basic EPS is based on the weighted average outstanding common shares. Diluted EPS is based on the weighted average outstanding common shares adjusted by the dilutive effect of potential common stock equivalents resulting from the operation of the Company's comprehensive stock option and awards plans.

Stock Options and Stock Awards

The Company adopted SFAS 123R as of the beginning of the first quarter of fiscal 2006 utilizing the modified prospective method which requires fair-value accounting for all share-based payments to employees for new awards and previously granted awards that were not vested as of the adoption date. The Company previously measured compensation expense using the intrinsic value method of accounting prescribed under APB 25 as permitted by SFAS 123 and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Under the intrinsic value method, compensation expense was measured and recorded as the excess, if any, of the market value at the date of grant over the exercise price. Since the exercise price of the stock options were equal to the market price at the date of grant, expense has only been recorded for restricted stock awards in prior years. In accordance with the modified prospective method of transition, results for prior years have not been restated to reflect this change. Compensation expense for stock awards are based on the grant date fair value and are expensed ratably over their vesting period, resulting in more expense in the early years. Income tax benefits attributable to stock options exercised are credited to capital stock.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net earnings but rather are recorded directly in shareholders' equity. The accumulated components of other comprehensive income, net of taxes at September 30, 2007 were accumulated net losses for minimum pension liabilities of $44,382,000, accumulated net losses for postemployment liabilities of $68,000 and accumulated net gains for foreign currency translation adjustments of $5,391,000.

New Accounting Standards

In June 2006, the FASB issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 becomes effective for the Company beginning in the first quarter of fiscal 2008. The Company has not finalized its assessment of the potential impact of adopting FIN No. 48, but currently it is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 becomes effective for the Company's 2009 fiscal year beginning on September 29, 2008. The Company continues to evaluate the impact of SFAS No. 157 on its consolidated financial statements, but at this time does not expect the potential impact of adopting this standard to have a material effect on the Company's financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115." SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. This new standard becomes effective for the Company's 2009 fiscal year beginning on September 29, 2008. The Company continues to evaluate the impact of SFAS No. 159 on its consolidated financial statements.

INVENTORIES

Inventories are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. The LIFO cost of such inventories was $22,175,000 and $20,514,000 less than the first-in, first-out (FIFO) cost method at September 30, 2007 and October 1, 2006, respectively. Foreign inventories and limited categories of domestic inventories, totaling $72,616,000 for fiscal 2007 and $66,186,000 for fiscal 2006, are valued on the weighted average and on the FIFO cost methods. At September 30, 2007 (October 1, 2006) the value of finished goods inventory was $264,375,000 ($234,492,000), work in progress was $6,504,000 ($7,443,000) and raw materials and supplies were $24,783,000 ($23,768,000).

COMPANY OWNED LIFE INSURANCE (COLI)

The Company has purchased life insurance policies to fund its obligations under certain benefit plans for officers, key employees and directors. The cash surrender value of these policies is recorded net of policy loans and included with other long-term assets in the Company's consolidated balance sheets. The cash value of the Company's life insurance policies were $52,055,000 at September 30, 2007 and $47,950,000 at October 1, 2006, and no policy loans were outstanding at either date.

GOODWILL

Goodwill is recorded by the Company's American & Efird textile subsidiary. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company conducts an annual review during the first fiscal quarter to determine if there exits any impairment of goodwill. There has been no goodwill impairment charge required for the periods presented.

INTANGIBLE ASSETS

The carrying amount of intangible assets at September 30, 2007 and October 1, 2006 was as follows (in thousands):

	2007	2006
Non-Amortizing Intangible Assets – Pension related intangible assets:		
Harris Teeter	$ —	$ 441
American & Efird	—	85
Corporate	—	1,946
Total non-amortizing intangibles	—	2,472
Amortizing Intangible Assets:		
Acquired favorable operating leases	17,034	17,034
Customer lists	5,534	5,681
Land use rights – foreign operations	4,179	4,057
Non-compete agreements	4,286	4,285
Trademarks, licenses and other	2,554	2,500
Total amortizing intangibles	33,587	33,557
Accumulated amortization	(5,970)	(3,351)
Total amortizing intangibles, net of accumulated amortization	27,617	30,206
Total intangible assets, net of accumulated amortization	$ 27,617	$ 32,678

Acquired favorable operating leases are recorded at Harris Teeter. All other amortizing intangible assets are recorded by American & Efird. Amortization expense for intangible assets was $2,619,000, $2,281,000 and $765,000 in fiscal years 2007, 2006, and 2005, respectively. Amortizing intangible assets have remaining useful lives from one year to 48 years. Projected amortization expense for intangible assets existing as of September 30, 2007 is: $2,602,000, $2,519,000, $2,286,000, $1,848,000 and $1,570,000 for fiscal years 2008, 2009, 2010, 2011 and 2012, respectively.

LEASES

The Company leases certain equipment under agreements expiring during the next 6 years. Harris Teeter leases most of its stores under leases that expire during the next 25 years. It is expected that such leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next 11 years. Certain leases also contain rent escalation clauses (step rents) that require additional rental amounts in the later years of the term.

Rent expense for the fiscal years was as follows (in thousands):

	2007	2006	2005
Minimum, net of sublease income	$84,106	$79,281	$68,907
Contingent	1,597	1,471	1,249
Total	$85,703	$80,752	$70,156

Future minimum lease commitments (excluding leases assigned - see below) and total minimum sublease rental income to be received under non-cancelable subleases at September 30, 2007 were as follows (in thousands):

Fiscal Year	Operating Leases	Subleases	Capital Leases
2008	$ 81,296	$ (2,455)	$ 4,335
2009	88,072	(2,242)	5,233
2010	90,650	(2,105)	5,248
2011	89,474	(1,844)	5,263
2012	88,021	(1,698)	5,278
Later years	938,808	(5,205)	81,105
Total minimum lease obligations (receivables)	$1,376,321	$(15,549)	106,462
Amount representing interest			(67,135)
Present value of net minimum obligation (included with long-term debt)			$ 39,327

In connection with the closing of certain store locations, Harris Teeter has assigned leases to other merchants with recourse. These leases expire over the next 14 years and the future minimum lease payments totaling $66,946,000 over this period have been assumed by these merchants.

LONG-TERM DEBT

Long-term debt at September 30, 2007 and October 1, 2006 was as follows (in thousands):

	2007	2006
6.48% Senior Note due $7,143 annually through April, 2011	$ 28,572	$ 35,714
7.72% Senior Note due April, 2017	50,000	50,000
7.55% Senior Note due July, 2017	50,000	50,000
Revolving Line of Credit, variable interest	91,000	80,800
Capital lease obligations	39,327	15,254
Other obligations	5,493	5,963
Total	264,392	237,731
Less current portion	8,535	9,462
Total long-term debt	$255,857	$228,269

Long-term debt maturities (including capital lease obligations) in each of the next five fiscal years are as follows: 2008 - $8,535,000; 2009 - $8,192,000; 2010 - $ 10,731,000; 2011 - $ 99,167,000; 2012 - $ 1,117,000.

On June 7, 2006, the Company and seven banks entered into a revolving line of credit ("Credit Agreement") that provides for financing up to $350 million, with an optional increase of up to $100 million with the consent of the lenders, through its termination date on June 7, 2011. The Credit Agreement also includes two annual extension options of one year each if granted by the banks. The amount which may be borrowed from time to time and the interest rate on any outstanding borrowings are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents, as set forth in the Credit Agreement. The more significant of the financial covenants which the Company must meet during the term of the Credit Agreement include a maximum leverage ratio and a minimum fixed charge coverage ratio. As of September 30, 2007, the Company was in compliance with all financial covenants of the Credit Agreement. The Company is charged a variable commitment fee based on the unused balance net of trade and standby letters of credit which were $23,216,000 at September 30, 2007. The commitment fee rate based on the net unused balance was 0.120%, 0.120% and 0.225% for fiscal 2007, 2006 and 2005, respectively.

Total interest expense, net of amounts capitalized, on debt and capital lease obligations was $17,654,000, $14,125,000 and $12,950,000 for fiscal 2007, 2006 and 2005, respectively. Capitalized interest amounted to $2,318,000 and $1,083,000 for fiscal 2007 and 2006, respectively.

FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and receivables. The Company limits the amount of credit exposure to each individual financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to receivables are limited due to their dispersion across various companies and geographies.

The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The fair value of variable interest debt is equal to its carrying amount. The estimated fair value of the Company's significant fixed interest debt obligations (Senior Notes due at various dates through 2017) outstanding as of September 30, 2007 was $146,136,000 as compared to its carrying amount of $128,572,000. This estimated fair value is computed based on borrowing rates currently available to the Company for loans with similar terms and maturities.

CAPITAL STOCK

The capital stock of the Company authorized at September 30, 2007 was 75,000,000 shares of no par value Common Stock, 4,000,000 shares of Preference Stock (non-cumulative voting $0.56 convertible, $10 liquidation value), and 1,000,000 shares of Additional Preferred Stock. No shares of Preference Stock or Additional Preferred Stock were issued or outstanding at September 30, 2007.

One preferred share purchase right is attached to each outstanding share of common stock, which rights expire on November 16, 2010. Each right entitles the holder to purchase one one-hundredth of a share of a new Series A Junior Participating Additional Preferred Stock for $60. The rights will become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial portion of the Company's common stock. If certain additional events then occur, each right would entitle the rightholder to acquire common stock of the Company, or in some cases of an acquiring entity, having a value equal to twice the exercise price. Under certain circumstances the Board of Directors may extinguish the rights by exchanging one share of common stock or an equivalent security for each qualifying right or may redeem each right at a price of $0.01. There are 600,000 shares of Series A Junior Participating Additional Preferred Stock reserved for issuance upon exercise of the rights.

The Board of Directors adopted a stock buyback program in 1996, authorizing, at management's discretion, the Company to purchase and retire up to 10% of the then outstanding shares of the Company's common stock for the purpose of preventing dilution as a result of the operation of the Company's comprehensive stock option and awards plans. During fiscal 2006, the Company purchased and retired 395,000 shares at a total cost of $7,899,000, or an average price of $20.00 per share pursuant to this plan. There were no stock purchases during fiscal 2007 or fiscal 2005.

STOCK OPTIONS AND STOCK AWARDS

At September 30, 2007, the Company has 1993, 1995, 1997, 2000 and 2002 equity incentive plans, which were approved by the Company's shareholders and authorized the issuance of 5,500,000 shares of common stock pursuant thereto. Under certain stock option plans, the Company has granted incentive stock options to employees or nonqualified stock options to employees and outside directors. The Company's incentive stock options generally become exercisable in installments of 20% per year at each of the first through fifth anniversaries from grant date and expire seven years from grant date and nonqualified stock options expire ten years from grant date. Historically and pursuant to the terms of certain plans, the Company grants a single, one-time nonqualified stock option of 10,000 shares, generally vested immediately, to each of its outside directors at the time of their initial election to the Board. Under each of the stock option plans, the exercise price of each stock option shall be no less than the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. At the discretion of the Company, under certain plans a stock appreciation right may be granted and exercised in lieu of the exercise of the related option (which is then forfeited). Certain of the plans also allow the Company to grant stock awards such as restricted stock. Under the plans, as of September 30, 2007 the Company may grant additional options or stock awards for the purchase of 1,513,000 shares.

Beginning in November 2004, the Board of Directors began approving stock awards in lieu of stock options. Historically these awards were apportioned 50% as a fixed award of restricted stock (restricted from sale or transfer until vesting over a five-year period of continued employment) and 50% as performance share awards, based on the attainment of certain performance targets for the ensuing fiscal year. If the fiscal year performance targets are met, the performance shares are subsequently issued as restricted stock and vest over four years of continued employment.

A summary of the status of the Company's restricted stock awards as of September 30, 2007, October 1, 2006 and October 2, 2005, changes during the periods ending on those dates and weighted average grant-date fair value (WAGFV) is presented below (shares in thousands):

Stock Awards	September 30, 2007		October 1, 2006		October 2, 2005	
	Shares	WAGFV	Shares	WAGFV	Shares	WAGFV
Non-vested at beginning of period	325	$ 20.92	116	$ 22.47	—	—
Granted	269	28.63	233	20.21	150	$ 22.47
Vested	(50)	21.55	(15)	22.06	—	—
Forfeited	(67)	21.09	(9)	21.64	(34)	22.47
Non-vested at end of period	477	25.17	325	20.92	116	22.47

The stock awards are being expensed ratably over the employees' five-year requisite service period in accordance with the graded vesting schedule, resulting in more expense being recognized in the early years. Compensation expense related to restricted awards amounted to $3,529,000, $1,901,000 and $924,000 for fiscal years 2007, 2006 and 2005, respectively. The remaining unamortized expense as of September 30, 2007 is $6,002,000, with a weighted average recognition period of 1.96 years.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R") as a replacement to SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123R supersedes APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, which allowed companies to use the intrinsic method of valuing share-based payment transactions. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the fair-value method as defined in SFAS 123.

The Company adopted SFAS 123R as of the beginning of the first quarter of fiscal 2006 utilizing the modified prospective method which requires fair-value accounting for all share-based payments to employees for new awards and previously granted awards that were not vested as of the adoption date. The Company previously measured compensation expense using the intrinsic value method of accounting prescribed under APB 25 as permitted by SFAS 123 and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Under the intrinsic value method, compensation expense was measured and recorded as the excess, if any, of the market value at the date of grant over the exercise price. Since the exercise price of the stock options were equal to the market price at the date of grant, expense has only been recorded for restricted stock awards in prior years. In accordance with the modified prospective method of transition, results for prior years have not been restated to reflect this change.

Compensation expense related to stock options amounted to $324,000 and $645,000 for fiscal years 2007 and 2006, respectively. The fiscal 2006 expense was recorded in connection with the adoption of SFAS 123R and related to stock options that were not fully vested at the beginning of the fiscal year. The fair value of the stock options was estimated at the date of grant using the Black-Scholes option pricing model. The Company used historical data to estimate the expected life, volatility and expected forfeitures of the stock option value. The risk-free rate was based on the U.S. Treasury rate in effect at the time of grant. No new options have been issued in fiscal years 2007, 2006 or 2005.

As previously discussed, no compensation cost was recognized in fiscal 2005 for the stock options granted in fiscal 2004 and prior years. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of SFAS 123, the Company's pro forma net income and basic and diluted net income per share would have been as follows (in thousands, except per share data):

		2005
Net Income - as reported		$68,598
Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of taxes		(647)
Net Income - proforma		$67,951
Net Income Per Share -		
Basic	- as reported	$ 1.45
	- pro forma	1.44
Diluted	- as reported	1.44
	- pro forma	1.42

A summary of the status of the Company's stock option plans as of September 30, 2007, October 1, 2006, and October 2, 2005, changes during the years ending on those dates and related weighted average exercise price is presented below (shares in thousands):

	2007		2006		2005	
Stock Options	**Shares**	**Price**	**Shares**	**Price**	**Shares**	**Price**
Outstanding at beginning of year	1,179	$15.82	1,544	$15.78	2,329	$16.23
Exercised	(440)	15.50	(339)	15.47	(719)	17.19
Forfeited	(7)	16.40	(7)	15.84	(66)	16.25
Expired	(1)	15.83	(19)	19.07	—	—
Outstanding at end of year	731	$16.01	1,179	$15.82	1,544	$15.78
Vested and expected to vest	728	$16.01	1,170	$15.81	1,522	$15.78
Options exercisable at year end	447	$15.85	611	$15.59	632	$15.86

The total intrinsic value of stock options exercised during the fiscal years 2007, 2006 and 2005 was $6,178,000, $2,589,000 and $3,926,000, respectively. The total cash received from these exercises for the exercise price and related tax deductions is included in the Statements of Consolidated Shareholders' Equity and Comprehensive Income. The aggregate intrinsic value of outstanding options as of September 30, 2007, October 1, 2006 and October 2, 2005 was $12,923,000, $12,288,000 and $11,445,000, respectively. The aggregate intrinsic value of vested and expected to vest options as of September 30, 2007, October 1, 2006 and October 2, 2005 was $12,874,000, $12,195,000 and $11,292,000, respectively. The aggregate intrinsic value of options exercisable as of September 30, 2007, October 1, 2006 and October 2, 2005 was $7,984,000, $6,512,000 and $4,635,000, respectively. The Company has historically issued new shares to satisfy the stock option exercises.

The following table summarizes options outstanding and options exercisable as of September 30, 2007, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):

	Options Outstanding			Options Exercisable	
Option Price per Share	Shares Outstanding	Remaining Life	Price	Shares Exercisable	Price
$11.50 to $15.58	197	3.0	$14.08	126	$13.90
15.58 to 16.82	143	2.9	15.95	143	15.95
16.83 to 19.94	391	3.6	17.00	178	17.15
$11.50 to $19.94	731	3.3	16.01	447	15.85

INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

	2007	2006	2005
CURRENT			
Federal	$44,147	$40,842	$40,160
State and other	8,764	8,572	8,328
	52,911	49,414	48,488
DEFERRED			
Federal	(3,550)	(5,906)	(8,618)
State and other	442	(2,447)	(910)
	(3,108)	(8,353)	(9,528)
Provision for income taxes	$49,803	$41,061	$38,960

Income from foreign operations before income taxes in fiscal years 2007, 2006 and 2005 was $2,868,000, $4,040,000 and $3,998,000, respectively. Income taxes provided for income from foreign operations in fiscal years 2007, 2006 and 2005 was $425,000, $422,000 and $826,000, respectively, including the minority interest in such taxes.

Income tax expense differed from an amount computed by applying the statutory tax rates to pre-tax income as follows (in thousands):

	2007	2006	2005
Income tax on pre-tax income at the statutory federal rate of 35%	$45,672	$ 39,689	$ 37,645
Increase (decrease) attributable to:			
State and other income taxes, net of federal income tax benefit	5,933	4,885	3,105
Employee Stock Ownership Plan (ESOP)	(1,010)	(1,127)	(1,211)
COLI	(1,081)	(1,721)	(1,235)
Other items, net	289	(665)	656
Income tax expense	$49,803	$ 41,061	$ 38,960

The tax effects of temporary differences giving rise to the Company's consolidated deferred tax assets and liabilities at September 30, 2007 and October 1, 2006 are as follows (in thousands):

	2007	2006
Deferred Tax Assets:		
Employee benefits	$ 34,032	$ 25,393
Reserves not currently deductible	14,405	13,162
Vendor allowances	6,610	5,869
Rent obligations	19,752	18,133
Other	2,793	3,816
Total deferred tax assets	$ 77,592	$ 66,373
Deferred Tax Liabilities:		
Property, plant and equipment	$(52,388)	$(51,533)
Undistributed earnings on foreign subsidiaries	(3,470)	(3,686)
Inventories	(8,518)	(7,520)
Other	(4,311)	(2,883)
Total deferred tax liabilities	$(68,687)	$(65,622)

As of September 30, 2007, the Company had approximately $6,257,000 of state and $2,416,000 of foreign cumulative net operating loss carryforwards, respectively. The state net operating losses will begin to expire in fiscal 2022 and the foreign net operating losses began to expire in fiscal 2007. A valuation allowance of $1,436,000 and $739,000 is included with net long-term deferred income taxes as of September 30, 2007 and October 1, 2006, respectively. The allowance was developed based upon the uncertainty of the realization of certain state and foreign deferred tax assets related to net operating losses and other foreign tax items. Although realization is not assured for the remaining deferred tax assets, it is considered more likely than not the deferred tax assets will be realized through future taxable earnings.

Undistributed earnings of the Company's foreign subsidiaries amount to approximately $19.5 million at September 30, 2007. Of those earnings, approximately $10.6 million are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes is required to be provided thereon. If those earnings were distributed, the Company would be subject to U.S. federal taxes and withholding taxes payable to the various foreign countries of approximately $4.5 million (less any applicable U.S. foreign tax credits).

Dividends of $6.4 million were distributed during fiscal 2005 to take advantage of the temporary tax benefit of a dividend received deduction on the repatriation of cash dividends from foreign subsidiaries under the American Jobs Creation Act of 2004. A dividend received deduction of $5.5 million was recognized as part of the fiscal 2005 tax provision calculation. Income tax had not been previously provided on the majority of these undistributed foreign earnings paid as dividends since they were considered permanently invested and thus required no tax provision. The fiscal year 2005 net impact of providing tax on the foreign earnings and receiving the dividend received deduction was not significant.

RUDDICK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

INDUSTRY SEGMENT INFORMATION

The Company operates primarily in two businesses: retail grocery (including the real estate and store development activities of the Company) - Harris Teeter and industrial thread (textile primarily), including technical textiles and embroidery thread - American & Efird. Harris Teeter operates a regional chain of supermarkets in the southeastern United States. American & Efird manufactures and distributes sewing thread for the apparel and other markets, technical textiles and embroidery thread throughout their global operations. The Company evaluates performance of its two businesses utilizing various measures which are based on operating profit.

Summarized financial information for fiscal years 2007, 2006 and 2005 is as follows (in millions):

	Industrial Thread	Retail Grocery	Corporate (1)	Consolidated
2007				
Net Sales	$339.8	$3,299.4		$3,639.2
Gross Profit	74.6	1,021.7		1,096.3
Operating Profit (Loss)	1.4	154.1	$ (7.3)	148.2
Assets Employed at Year End	284.3	1,150.5	94.9	1,529.7
Depreciation and Amortization	19.1	81.1	0.6	100.8
Capital Expenditures	7.7	205.5	6.7	219.9
2006				
Net Sales	$343.2	$2,922.7		$3,265.9
Gross Profit	74.3	897.6		971.9
Operating Profit (Loss)	1.6	127.6	$ (6.1)	123.1
Assets Employed at Year End	297.1	980.1	85.7	1,362.9
Depreciation and Amortization	18.1	69.6	1.2	88.9
Capital Expenditures	7.6	210.3	0.6	218.5
2005				
Net Sales	$319.7	$2,645.0		$2,964.7
Gross Profit	78.2	787.9		866.1
Operating Profit (Loss)	9.0	113.6	$ (7.3)	115.3
Assets Employed at Year End	286.0	793.8	123.8	1,203.6
Depreciation and Amortization	16.9	59.6	1.4	77.9
Capital Expenditures	13.6	115.4	—	129.0

(1) Corporate Operating Profit (Loss) includes a portion of compensation and benefits of holding company employees and certain other costs that are not related to the operating companies. Operating profit of the operating companies include all direct expenses and the common expenses incurred by the holding company on behalf of its operating subsidiaries. Corporate Assets Employed include property, equipment, cash and investment assets, and net cash surrender value of Company-owned life insurance.

Geographic information for the Company's fiscal years is based on the operating locations where the items were produced or distributed as follows (in thousands):

	2007	2006	2005
Net Revenues – Domestic United States	$3,454,198	$3,089,776	$2,796,321
Net Revenues – Foreign	185,010	176,080	168,334
	$3,639,208	$3,265,856	$2,964,655
Net Long-Lived Assets – Domestic United States	$ 860,493	$ 726,128	$ 599,688
Net Long-Lived Assets – Foreign	41,990	42,748	38,866
	$ 902,483	$ 768,876	$ 638,554

EMPLOYEE BENEFIT PLANS

The Company maintains certain retirement benefit plans for substantially all domestic full-time employees and supplemental retirement benefit plans for certain selected officers of the Company and its subsidiaries. There is a qualified pension plan which is a non-contributory, funded defined benefit plan and a non-qualified supplemental pension plan for executives which is an unfunded, defined benefit plan. The Company's Board of Directors approved changes to the Company's retirement plans which generally became effective on October 1, 2005. Changes included the freezing of participation and benefit accruals under the Company-sponsored defined benefit plan effective September 30, 2005 for all participants, with certain transition benefits provided to those participants that have achieved specified age and service levels on December 31, 2005. Other changes included the freezing of participation in and the cessation of Company contributions after December 31, 2005, to the Company's Employee Stock Ownership Plan ("ESOP"). In addition, enhancements were made to the Company's defined contribution plan that includes additional Company contributions to individual employee accounts. As a result of these changes, participants in the ESOP as of September 30, 2005 became fully vested in their ESOP account balances. The Company believes that the changes will result in better predictability of expenses in future years as well as result in expense reductions compared to what is expected to occur under the plans before the changes.

Substantially all domestic full-time employees of the Company and its subsidiaries participated in a non-contributory defined benefit pension plan prior to October 1, 2005, depending upon meeting eligibility criteria. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. The Company also has an unfunded, non-qualified supplemental executive retirement plan for certain officers. Employee retirement benefits under the various plans are a function of both the years of service and compensation for a specified period of time before retirement. The Company's current funding policy for its qualified pension plan is to contribute annually the amount required by regulatory authorities to meet minimum funding requirements and an amount to increase the funding ratios over future years to a level determined by its actuaries to be effective in reducing the volatility of contributions.

The Company adopted FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" as of the end of fiscal 2007. SFAS No. 158 required the Company to recognize the funded status of its defined benefit pension plans based on the projected benefit obligation and measure the benefit obligation for postretirement benefit plans based on the accumulated benefit obligation. The adoption of the new standard effectively increased pension and other long-term liabilities by $40.3 million, reduced shareholders' equity (increased accumulated other comprehensive income (loss)) by $24.9 million, increased deferred tax benefits by $16.1 million and reduced intangible assets by $0.7 million. However, due to an increase in discount rates from September 30, 2006 to September 30, 2007 and actual returns for pension assets exceeding the expected rate of return, the actual increase in pension liabilities and reduction in equity was $13.4 million and $8.0 million, respectively.

The Company uses September 30th as the measurement date for its Company-sponsored defined benefit pension plan. The following table sets forth the change in benefit obligation and plan assets, as well as the defined benefit plans' funded status and amounts recognized in the Company's consolidated balance sheets at September 30, 2007 and October 1, 2006 for the Company-sponsored defined benefit pension plans (both funded pension and unfunded supplemental plan) (in thousands):

	Pension Plan		Supplemental Plan	
	2007	2006	2007	2006
Change in benefit obligation:				
Benefit obligation at the beginning of year	$ 285,400	$ 282,356	$ 30,919	$ 29,814
Service cost	2,040	1,562	800	880
Interest cost	16,157	15,514	1,741	1,604
Plan change	—	317	1,125	(348)
Actuarial (Gain) loss	(13,504)	(5,783)	(2,487)	244
Curtailment (gain)/loss	—	—	—	—
Special Termination Benefits	—	514	—	—
Benefits paid	(9,942)	(9,080)	(1,235)	(1,275)
Pension benefit obligation at end of year	$ 280,151	$ 285,400	$ 30,863	$ 30,919
Change in plan assets:				
Fair value of assets at the beginning of year	$ 221,205	$202,601	$ —	$ —
Actual return on plan assets	31,229	14,541	—	—
Employer contribution	7,500	15,000	1,235	1,275
Benefits paid	(9,942)	(9,080)	(1,235)	(1,275)
Non—investment expenses	(1,799)	(1,857)	—	—
Fair value of assets at end of year	248,193	221,205	—	—
Funded status	(31,958)	(64,195)	(30,863)	(30,919)
Unrecognized net actuarial loss	62,856	95,427	6,831	10,085
Unrecognized prior service cost	728	947	2,540	1,524
Prepaid (accrued) benefit cost	$ 31,626	$ 32,179	$(21,492)	$(19,310)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Accrued benefit liability	$ (31,958)	$ (28,145)	$(30,863)	$(21,169)
Intangible pension asset	—	947	—	1,525
Accumulated other comprehensive income	63,584	59,377	9,370	334
Net amount recognized	$ 31,626	$ 32,179	$(21,492)	$(19,310)

The Company's pension plans had accumulated benefit obligations in excess of the fair value of plan assets. Selected information concerning these plans is a follows (in thousands):

	Pension Plan		Supplemental Plan	
	2007	2006	2007	2006
Projected benefit obligation	$280,150	$285,400	$30,863	$30,919
Accumulated benefit obligation	249,314	249,350	21,453	21,169
Fair value of plan assets	248,193	221,205	—	—

A minimum pension liability adjustment is required when the accumulated benefit obligation exceeds the fair value of plan assets and accrued pension liabilities. This adjustment also requires the elimination of any previously recorded pension assets. The minimum liability adjustment, less allowable intangible assets, net of tax benefit, is reported as a component of other comprehensive income and included in the Statements of Consolidated Shareholders' Equity and Comprehensive Income.

Net periodic pension expense for defined benefit plans for fiscal years 2007, 2006 and 2005 included the following components (in thousands):

	Pension Plan		
	2007	2006	2005
Service cost	$ 2,040	$ 1,562	$ 11,473
Interest cost	16,157	15,514	14,557
Expected return on plan assets	(17,335)	(16,019)	(14,896)
Amortization of prior service cost	220	198	215
Recognized net actuarial loss	6,971	8,316	9,098
Net periodic pension expense	$ 8,053	$ 9,571	$ 20,447

	Supplemental Plan		
	2007	2006	2005
Service cost	$ 800	$ 880	$ 703
Interest cost	1,741	1,604	1,470
Amortization of prior service cost	109	140	137
Recognized net actuarial loss	767	752	558
Net periodic pension expense	$3,417	$3,376	$2,868

Net periodic pension expense for defined benefit plans is determined using assumptions as of the beginning of each year. The projected benefit obligation and related funded status are determined using assumptions as of the end of each year. The following table summarizes the assumptions utilized:

	2007	2006	2005
Weighted Average Discount Rate (both Plans) – End of Year	6.25%	5.75%	5.50%
Rate of Increase in Future Payroll Costs:			
Pension Plan	3.0% — 8.0%*	3.0% — 8.0%*	4.0% — 8.0%*
Supplemental Plan	6.0%	6.0%	6.0%
Assumed Long—Term Rate of Return on Assets (Pension Plan only)	8.25%	8.25%	8.25%

* Rate varies by age, higher rates are associated with lower aged participants.

Discount rates are based on the expected timing and amounts of the expected employer paid benefits and are established by reference to the Moody's AA Corporate Bond annualized yield with durations similar to the pension liabilities. Expected long-term return on plan assets is estimated by asset class and is generally based on historical returns, volatilities and risk premiums. Based upon the plan's asset allocation, composite return percentiles are developed upon which the plan's expected long-term is based.

The supplemental plan is unfunded, with benefit payments being made from the Company's general assets. Assets of the pension plan are invested in directed trusts. Assets in the directed trusts as of the fiscal year end were invested as follows:

Asset Class	2007	2006
Fixed income	25.8%	30.0%
Large cap domestic equities	31.5	30.1
Small cap domestic equities	11.6	11.3
International equities	8.4	7.0
Tactical asset allocation fund	11.6	11.2
Alternative Investments – Real Estate	4.0	3.7
Alternative Investments – Hedge Funds	4.5	4.6
Guaranteed investment contracts	0.7	0.7
Cash equivalents	1.9	1.4
	100%	100%

Investments in the pension trust are overseen by the Retirement Plan Committee which is made up of officers of the Company and directors. The plan assets are split into two segments: the Strategic Allocation segment over which the Committee retains responsibility for directing and monitoring asset allocation, and the Tactical Allocation segment which is directed by an advisor selected by the Committee.

The Company has developed an Investment Policy Statement based on the need to satisfy the long-term liabilities of the Company's pension plan. The Company seeks to maximize return with reasonable and prudent levels of risk. Risk management is accomplished through diversification across asset classes, multiple investment manager portfolios and both general and portfolio-specific investment guidelines. Asset guidelines for the Strategic Allocation segment are:

Asset Class	Minimum Exposure	Target	Maximum Exposure
Investment grade fixed income and cash equivalents	30.0%	40.0%	50.0%
Domestic equities:	25.0	40.0	55.0
Large cap value	3.0	9.0	20.0
Large cap growth	3.0	9.0	20.0
Large cap core	3.0	10.0	20.0
Small cap value	0.0	6.0	12.0
Small cap growth	0.0	6.0	12.0
International equities:	5.0	10.0	15.0
International growth	0.0	5.0	10.0
International value	0.0	5.0	10.0
Alternative Investments:	0.0	10.0	20.0
Real Estate	0.0	5.0	10.0
Hedge Funds	0.0	5.0	10.0

Managers are expected to generate a total return consistent with their philosophy, offer protection in down markets and achieve a rate of return which ranks in the top 40% of a universe of similarly managed portfolios and outperforms a target index, net of expenses, over rolling three year periods.

The Investment Policy Statement contains the following guidelines:

— Categorical restrictions such as limiting the average weighted duration of fixed income investments, limiting the aggregate amount of American Depository Receipts (ADRs), no direct foreign currency speculation, limited foreign exchange contracts, and limiting the use of derivatives;

— Portfolio restrictions that address such things as investment restrictions, proxy voting, and brokerage arrangements; and

— Asset class restrictions that address such things as single security or sector concentration, capitalization limits and minimum quality standards.

Since the Company's supplemental plan is unfunded, the contributions to this plan is equal to the benefit payments made during the year. The Company expects to contribute $7.5 million for the pension plan and approximately $1.3 million for the supplemental plan during fiscal 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the Company's defined benefit pension plans (in thousands):

	Pension Plan	Supplemental Plan
2008	$10,433	$ 1,287
2009	11,181	1,273
2010	11,962	1,257
2011	12,768	1,239
2012	13,585	1,326
Years 2013-2017	79,594	10,006

The Company continues to maintain an ESOP even though participation has been frozen and the Company has ceased any further contributions as previously discussed. Under the ESOP the Company provided cash contributions, as determined by the Board of Directors, to a trust for the purpose of purchasing shares of the Company's common stock on the open market. Such contributions were based on the Company's net income for the fiscal year as a percentage of average shareholders' equity. The total amount contributed was comprised of a base contribution of 1.5% of participants' eligible compensation and an additional contribution of up to 3.5% of eligible compensation. At September 30, 2007, approximately 13% of the Company's common shares outstanding were owned by employees as participants in the ESOP. The Company's final contribution to this plan was made in December 2005.

The Company also sponsors the Ruddick Retirement and Savings Plan which is a defined contribution retirement plan that was authorized for the purpose of providing retirement benefits for employees of the Company. The Ruddick Retirement and Savings Plan is a salary deferral plan pursuant to Section 401(k) of the Internal Revenue Code. The Company provides a matching contribution based on the amount of eligible compensation contributed by the associate. As previously mentioned, the Company implemented enhancements to this plan to include additional contributions to individual accounts based on age and years of service.

The Company has certain deferred compensation arrangements which allow, or allowed in prior years, its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. These arrangements include (1) a directors' compensation deferral plan, funded in a rabbi trust, the benefit and payment under such plan being made in the Company's common stock that has historically been purchased on the open market, (2) a key management deferral plan, unfunded, the benefit liability under such plan determined on the basis of the performance of selected market investment indices, and (3) other compensation deferral arrangements, unfunded and only available to directors and select key management in prior years, the benefit liability for which is determined based on fixed rates of interest.

In prior years the Company's textile subsidiary maintained a profit sharing plan, the American and Efird, Inc. Employees' Profit Sharing Plan (the A&E Plan), for most of its domestic employees. American & Efird provided discretionary cash contributions, as determined by its management and board based on annual profitability measures, to a trust for the benefit of the participants, who may elect to withdraw such benefit at any time. On March 1, 2005, the A&E Plan merged with the Ruddick Retirement and Savings Plan.

Expenses under the defined contribution, as well as the ESOP, profit sharing, deferred compensation and other plans, were as follows (in thousands):

	2007	2006	2005
Defined contribution	$18,350	$16,864	$2,443
ESOP	—	—	8,156
Profit sharing and other	1,679	3,159	2,011

COMPUTATION OF EARNINGS PER SHARE (EPS)

The following table details the computation of EPS for fiscal 2007, 2006 and 2005 (in thousands except per share data):

	2007	2006	2005
Basic EPS:			
Net income	$80,688	$72,336	$68,598
Weighted average common shares outstanding	47,605	47,233	47,206
Basic EPS	$ 1.69	$ 1.53	$ 1.45
Diluted EPS:			
Net income	$80,688	$72,336	$68,598
Weighted average common shares outstanding	47,605	47,233	47,206
Potential common share equivalents	534	454	524
Weighted average common shares outstanding	48,139	47,687	47,730
Diluted EPS	$ 1.68	$ 1.52	$ 1.44
Calculation of potential common share equivalents:			
Options to purchase potential common shares	920	1,354	1,788
Weighted shares outstanding – stock awards	345	204	65
Potential common shares assumed purchased	(731)	(1,104)	(1,329)
Potential common share equivalents	534	454	524
Calculation of potential common shares assumed purchased with potential proceeds:			
Potential proceeds from exercise of options to purchase common shares	$16,032	$22,557	$29,457
Weighted unamortized expense – stock awards	5,650	2,937	1,177
	$21,682	$25,494	$30,634
Common stock price used under the treasury stock method	$ 29.67	$ 23.09	$ 23.05
Potential common shares assumed purchased	731	1,104	1,329

Restricted shares that are based on performance are excluded from the calculation of potential common share equivalents until the performance criteria are met. Accordingly, the impact of 114,393, 99,349 and 64,448 performance shares for the fiscal years 2007, 2006 and 2005, respectively, were excluded from the computation of diluted shares. All outstanding stock options were included in the calculation of potential common share equivalents for the fiscal years 2007, 2006 and 2005.

COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits and environmental and patent matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.

See "Leases" above in this Item 8 for additional commitments and contingencies.

STATEMENTS OF CONSOLIDATED CASH FLOWS

A portion of the sales and operating costs of American & Efird's foreign operations are denominated in currencies other than the U.S. dollar. This creates an exposure to foreign currency exchange rates. The impact of changes in the relationship of other currencies to the U.S. dollar has historically not been significant, and such changes in the future are not expected to have a material impact on the Company's results of operations or cash flows.

The following table sets forth selected cash payments and non-cash activity for fiscal years 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
Cash paid during the year for:			
Interest, Net of Amounts Capitalized	$17,295	$15,402	$13,078
Income Taxes	52,384	60,536	43,580
Non-cash activity:			
Assets Acquired under Capital Leases	23,207	—	4,385

QUARTERLY INFORMATION (UNAUDITED)

The Company's stock is listed and traded on the New York Stock Exchange. The following table sets forth certain financial information, the high and low sales prices and dividends declared for the common stock for the periods indicated (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2007 Operating Results					
Net Sales	$880.8	$891.8	$923.0	$943.6	$3,639.2
Gross Profit	261.4	269.9	281.5	283.5	1,096.3
Net Income	18.3	20.0	21.2	21.2	80.7
Net Income Per Share:					
Basic	0.39	0.42	0.44	0.44	1.69
Diluted	0.38	0.42	0.44	0.44	1.68
Dividend Per Share	0.11	0.11	0.11	0.11	0.44
Market Price Per Share:					
High	28.91	30.50	32.39	37.28	37.28
Low	25.20	26.30	29.53	27.53	25.20
2006 Operating Results					
Net Sales	$796.7	$800.7	$830.2	$838.3	$3,265.9
Gross Profit	230.8	241.6	247.1	252.4	971.9
Net Income	16.9	19.7	17.8	17.9	72.3
Net Income Per Share:					
Basic	0.36	0.42	0.38	0.38	1.53
Diluted	0.36	0.42	0.37	0.37	1.52
Dividend Per Share	0.11	0.11	0.11	0.11	0.44
Market Price Per Share:					
High	23.94	24.75	24.83	26.50	26.50
Low	19.28	20.84	21.93	22.40	19.28

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

(a) Evaluation of disclosure controls and procedures. As of September 30, 2007, an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission rules and forms.

(b) Management's annual report on internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2007, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on that assessment, management concluded that, as of September 30, 2007, the Company's internal control over financial reporting is effective based on the criteria established in *Internal Control-Integrated Framework*.

(c) Attestation report of the registered public accounting firm. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2007 has been audited by KPMG, LLP, an independent registered public accounting firm. Their report, which appears in Item 8, Financial Statement and Supplementary Data included herein, expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of September 30, 2007.

(d) Changes in internal control over financial reporting. During the Company's fourth fiscal quarter of 2007, there has been no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. ***Other Information***

None

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

For information regarding executive officers, refer to "Executive Officers of the Registrant" in Item 4A hereof. Other information required by this item is incorporated herein by reference to the sections entitled "Election of Directors," "Corporate Governance Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement to be filed with the Securities and Exchange Commission with respect to the Company's 2008 Annual Meeting of Shareholders (the "2008 Proxy Statement").

Code of Ethics and Code of Business Conduct and Ethics

The Company has adopted a written Code of Ethics (the "Code of Ethics") that applies to our Chairman of the Board, President and Chief Executive Officer, Vice President-Finance and Chief Financial Officer and our Vice President and Treasurer. The Company has also adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all employees, officers and directors of the Company as well as any subsidiary company officers that are executive officers of the Company. Each of our operating subsidiaries maintains a code of ethics tailored to their businesses. The Code of Ethics and Code of Conduct are available on the Company's website, www.ruddickcorp.com, under the "Corporate Governance" caption, and print copies are available to any shareholder that requests a copy. Any such requests should be directed to: Ruddick Corporation, 301 South Tryon Street, Suite 1800, Charlotte, North Carolina 28202, Attention: Corporate Secretary. Any amendments to the Code of Ethics or Code of Conduct, or any waivers of the Code of Ethics, or any waiver of the Code of Conduct for directors or executive officers, will be disclosed on the Company's website promptly following the date of such amendment or waiver. Information on the Company's website, however, does not form a part of this Form 10-K.

Corporate Governance Guidelines and Committee Charters

In furtherance of its longstanding goal of providing effective governance of the Company's business and affairs for the benefit of shareholders, the Board of Directors of the Company has approved Corporate Governance Guidelines. The Guidelines contain general principles regarding the functions of the Company's Board of Directors. The Guidelines are available on the Company's website referenced above and print copies are available to any shareholder that requests a copy. In addition, committee charters for the Company's Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are also included on the Company's website and print copies are available to any shareholder that requests a copy in accordance with the procedures set forth above.

Item 11. ***Executive Compensation***

The information required by this item is incorporated herein by reference to the sections entitled "Election of Directors -Directors' Fees and Attendance," "Compensation Committee Interlocks and Insider Participation," "Report of the Compensation Committee," "Compensation Discussion and Analysis" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2008 Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information required by this item is incorporated herein by reference to the sections entitled "Principal Shareholders" and "Election of Directors-Beneficial Ownership of Company Stock" in the 2008 Proxy Statement and "Equity Compensation Plan Information" in Item 5 hereof.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated herein by reference to the section entitled "Transactions with Related Persons and Certain Control Person" and "Election of Directors – Corporate Governance Matters" in the 2008 Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated herein by reference to the section entitled "Selection of Independent Registered Public Accounting Firm" in the 2008 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this report:

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes thereto.

(3) *Index to Exhibits:* The following exhibits are filed with this report or, as noted, incorporated by reference herein.

Exhibit Number	Description of Exhibit
3.1*	Restated Articles of Incorporation of the Company, dated December 14, 2000, incorporated herein by reference to Exhibit 3.1 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2000 (Commission File No. 1-6905).
3.2*	Amended and Restated Bylaws of the Company, incorporated herein by reference to Exhibit 3.2 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2002 (Commission File No. 1-6905).
4.1*	$50,000,000 6.48% Series A Senior Notes due March 1, 2011 and $50,000,000 Private Shelf Facility dated March 1, 1996 between Ruddick Corporation and The Prudential Insurance Company of America, incorporated herein by reference to Exhibit 4.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996 (Commission File No. 1-6905).
4.2*	$50,000,000 7.55% Senior Series B Notes due July 15, 2017 and $50,000,000 7.72% Series B Senior Notes due April 15, 2017 under the Note Purchase and Private Shelf Agreement dated April 15, 1997 between Ruddick Corporation and The Prudential Insurance Company of America, incorporated herein by reference to Exhibit 4.3 of the registrant's Annual Report on Form 10-K for the fiscal year period ended September 28, 1997 (Commission File No. 1-6905).

Exhibit Number	Description of Exhibit
4.3*	Credit Agreement, dated June 7, 2006, among Ruddick Corporation as Borrower, Wachovia Bank, National Association, Branch Banking and Trust Company, Regions Bank, RBC Centura, Bank of America, N.A., Harris N.A. and JPMorgan Chase Bank, N.A. as Lenders and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated June 7, 2006 (Commission File No. 1-6905).
	The Company has other long-term debt but has not filed the instruments evidencing such debt as part of Exhibit 4 as none of such instruments authorize the issuance of debt exceeding 10 percent of the total consolidated assets of the Company. The Company agrees to furnish a copy of each such agreement to the Commission upon request.
10.1*	Supplemental Executive Retirement Plan of Ruddick Corporation, as amended and restated, incorporated herein by reference to Exhibit 10.3 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.2*	Resolutions adopted by the Board of Directors of the Company and the Plan's Administrative Committee with respect to benefits payable under the Company's Supplemental Executive Retirement Plan to Alan T. Dickson and R. Stuart Dickson, incorporated herein by reference to Exhibit 10.3 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991 (Commission File No. 1-6905).**
10.3*	Deferred Compensation Plan for Key Employees of Ruddick Corporation and subsidiaries, as amended and restated, incorporated herein by reference to Exhibit 10.5 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.4*	1993 Incentive Stock Option and Stock Appreciation Rights Plan, incorporated herein by reference to Exhibit 10.7 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 1993 (Commission File No. 1-6905).**
10.5*	Description of the Ruddick Corporation Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.7 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991 (Commission File No. 1-6905).**
10.6*	Ruddick Corporation Irrevocable Trust for the Benefit of Participants in the Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.9 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.7*	Rights Agreement dated November 16, 2000 by and between the Company and First Union National Bank, incorporated herein by reference to Exhibit 10.9 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2000 (Commission File No. 1-6905).
10.8*	Ruddick Corporation Senior Officers Insurance Program Plan Document and Summary Plan Description, incorporated herein by reference to Exhibit 10.10 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 27, 1992 (Commission File No. 1-6905).**
10.9*	Ruddick Corporation 1995 Comprehensive Stock Option Plan (the "1995 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-6905).**
10.10*	Ruddick Corporation 1997 Comprehensive Stock Option and Award Plan (the "1997 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 28, 1997 (Commission File No. 1-6905).**

Exhibit Number	Description of Exhibit
10.11*	Ruddick Corporation Director Deferral Plan, incorporated herein by reference to Exhibit 10.2 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1998 (Commission File No. 1-6905).**
10.12*	Ruddick Corporation Senior Officers Insurance Program, incorporated herein by reference to Exhibit 10.3 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1998 (Commission File No. 1-6905).**
10.13*	Ruddick Corporation 2000 Comprehensive Stock Option and Award Plan (the "2000 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2001 (Commission File No. 1-6905).**
10.14*	Description of retirement arrangement between the Company and each of Alan T. Dickson and R. Stuart Dickson effective May 1, 2002, incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 (Commission File No. 1-6905).**
10.15*	Ruddick Corporation Flexible Deferral Plan, incorporated herein by reference to Exhibit 10.22 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 2002 (Commission File No. 1-6905).**
10.16*	Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan (the "2002 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2003 (Commission File No. 1-6905).**
10.17*	Form of Ruddick Corporation Non-Employee Director Nonqualified Stock Option Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.18*	Form of Ruddick Corporation Incentive Stock Option Award Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.19*	Form of Ruddick Corporation Nonqualified Stock Option Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.20*	Form of Ruddick Corporation Restricted Stock Award Agreement for use in connection with the 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.21*	Summary of Executive Bonus Plan, incorporated by reference to Exhibit 10.26 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 2004 (Commission File No. 1-6905).**
10.22*	Ruddick Corporation Director Deferral Plan, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated February 16, 2006 (Commission File No. 1-6905).**
10.23*	Ruddick Corporation Supplemental Executive Retirement Plan for the benefit of Alan T. Dickson effective March 31, 2006, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated March 31, 2006 (Commission File No. 1-6905).**
10.24*	Ruddick Corporation Supplemental Executive Retirement Plan for the benefit of R. Stuart Dickson effective March 31, 2006, incorporated herein by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K dated March 31, 2006 (Commission File No. 1-6905).**

Exhibit Number	Description of Exhibit
10.25*	Ruddick Corporation Cash Incentive Plan, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated February 15, 2007 (Commission File No. 1-6905).**
10.26*	Addendum to the Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan, incorporated herein by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K dated February 15, 2007 (Commission File No. 1-6905).**
10.27*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. Tomas W. Dickson, incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.28*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. John B. Woodlief, incorporated herein by reference to Exhibit 10.2 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.29*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. Frederick J. Morganthall, II, incorporated herein by reference to Exhibit 10.3 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.30*	Change-in-Control and Severance Agreement dated September 19, 2007 between the registrant and Mr. Fred A. Jackson, incorporated herein by reference to Exhibit 10.4 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.31*	Ruddick Supplemental Executive Retirement Plan, Amendment No. 2 dated September 19, 2007, incorporated herein by reference to Exhibit 10.5 of the registrant's Current Report on Form 8-K dated September 19, 2007 (Commission File No. 1-6905).**
10.32+	Summary of Non-Employee Director Compensation.
21+	List of Subsidiaries of the Company.
23+	Consent of Independent Registered Public Accounting Firm.
31.1+	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1+	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2+	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Incorporated by reference.

** Indicates management contract or compensatory plan required to be filed as an Exhibit.

\+ Indicates exhibits filed herewith and follow the signature pages.

(b) Exhibits
See (a)(3) above.

(c) Financial Statement Schedules
See (a) (2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUDDICK CORPORATION
(Registrant)

Dated: November 28, 2007

By:/s/ THOMAS W. DICKSON
Thomas W. Dickson,
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ THOMAS W. DICKSON Thomas W. Dickson	Chairman of the Board , President and Chief Executive Officer and Director (Principal Executive Officer)	November 28, 2007
/s/ JOHN B. WOODLIEF John B. Woodlief	Vice President – Finance and Chief Financial Officer (Principal Financial Officer)	November 28, 2007
/s/ RONALD H. VOLGER Ronald H. Volger	Vice President and Treasurer (Principal Accounting Officer)	November 28, 2007
/s/ JOHN R. BELK John R. Belk	Director	November 28, 2007
/s/ EDWIN B. BORDEN, JR. Edwin B. Borden, Jr.	Director	November 28, 2007
/s/ JOHN P. DERHAM CATO John P. Derham Cato	Director	November 28, 2007
/s/ ALAN T. DICKSON Alan T. Dickson	Director	November 28, 2007
/s/ R. STUART DICKSON R. Stuart Dickson	Director	November 28, 2007
James E. S. Hynes	Director	
/s/ ANNA S. NELSON Anna S. Nelson	Director	November 28, 2007
/s/ BAILEY W. PATRICK Bailey W. Patrick	Director	November 28, 2007
/s/ ROBERT H. SPILMAN, JR. Robert H. Spilman, Jr.	Director	November 28, 2007
/s/ HAROLD C. STOWE Harold C. Stowe	Director	November 28, 2007
/s/ ISAIAH TIDWELL Isaiah Tidwell	Director	November 28, 2007

SCHEDULE I

RUDDICK CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Fiscal Years Ended
September 30, 2007, October 1, 2006
and October 2, 2005 (in thousands)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF FISCAL YEAR	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
Fiscal Year Ended October 2, 2005:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts . .	$3,170	$1,741	$ 780*	$4,131
Reserves For Exit Costs	$ 138	$ —	$ 138	$ —
Fiscal Year Ended October 1, 2006:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts . .	$4,131	$ 731	$1,143*	$3,719
Fiscal Year Ended September 30, 2007:				
Reserves deducted from assets				
to which they apply -				
Allowance For Doubtful Accounts . .	$3,719	$ 971	$ 728*	$3,962

* Represents accounts receivable balances written off as uncollectible, less recoveries.

Directors and Officers

Directors

John R. Belk
President and Chief Operating Officer,
Belk, Inc.

Edwin B. Borden, Jr.
Former President and CEO,
The Borden Manufacturing Company

John P. Derham Cato
Chairman, President and CEO,
The Cato Corporation

Alan T. Dickson
Former Chairman of the Board,
Ruddick Corporation

R. Stuart Dickson
Former Chairman of the Executive Committee,
Ruddick Corporation

Thomas W. Dickson
Chairman of the Board,
President and CEO,
Ruddick Corporation

James E. S. Hynes
Former Chairman of the Board,
Hynes, Inc.

Anna Spangler Nelson
Chairman,
C.D. Spangler Construction Co.

Bailey W. Patrick
President,
Bissell Patrick, LLC

Robert H. Spilman, Jr.
President and CEO,
Bassett Furniture Industries, Inc.

Harold C. Stowe
Former Interim Dean of Development, Wall College of Business Administration,
Coastal Carolina University;
Former President and CEO,
Canal Holdings, LLC

Isaiah Tidwell
Former Georgia Wealth Management Director and Executive Vice President,
Wachovia Bank, N. A.

Executive Officers

Thomas W. Dickson
Chairman of the Board,
President and CEO

John B. Woodlief
Vice President –
Finance and Chief Financial Officer

Frederick J. Morganthall, II
President, *Harris Teeter*

Fred A. Jackson
President, *American & Efird*

Shareholder Information

Corporate Address

301 S. Tryon Street
Suite 1800
Charlotte, NC 28202
704-372-5404

Subsidiaries

Harris Teeter, Inc.
701 Crestdale Road
Matthews, NC 28105
704-844-3100

American & Efird, Inc.
P.O. Box 507
22 American Street
Mount Holly, NC 28120
704-827-4311

General Counsel

Helms Mulliss & Wicker, PLLC
Charlotte, NC

Independent Registered Public Accountants

KPMG LLP
Charlotte, NC

New York Stock Exchange (NYSE) Listing

Common stock symbol: RDK
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended September 30, 2007. Ruddick Corporation has also submitted to the NYSE its most recent annual certification by its Chief Executive Officer confirming that the Company has complied with the NYSE corporate governance standards.

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company (AST), Brooklyn, NY

Dividend Reinvestment and Stock Purchase Plan

Ruddick Corporation maintains a Dividend Reinvestment and Stock Purchase Plan for shareholders of record. Information on this plan may be obtained by calling AST at 866-662-3940.

Annual Reports on Form 10-K

Additional copies of the Company's Annual Report on Form 10-K are available without charge upon written request or by telephone.

Written requests may be directed to:
Investor Relations Department
Ruddick Corporation
301 S. Tryon Street
Suite 1800
Charlotte, NC 28202

Telephone inquiries may be directed to:
704-372-5404.

Closing Stock Price Fiscal Year End

(In Dollars)



15.79
20.42
23.05
26.03
33.54
'03
'04
'05
'06
'07



RUDDICK CORPORATION

HARRIS TEETER + AMERICAN & EFIRD

Ruddick Corporation is a holding company with two primary operating subsidiaries – Harris Teeter, a leading regional supermarket chain, and American & Efird, one of the world's largest global manufacturers and distributors of industrial sewing thread, embroidery thread and technical textiles.

301 S. Tryon Street, Suite 1800, Charlotte, NC 28202 / 704.372.5404 / www.ruddickcorp.com